  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1996

                                                     REGISTRATION NO. 333-05327
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                MIM CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     8099                    05-0489664
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------

         ONE BLUE HILL PLAZA                      RICHARD H. FRIEDMAN
     PEARL RIVER, NEW YORK 10965                  ONE BLUE HILL PLAZA
            (914) 735-3555                    PEARL RIVER, NEW YORK 10965
  (ADDRESS, INCLUDING ZIP CODE, AND                  (914) 735-3555
   TELEPHONE NUMBER, INCLUDING AREA       (NAME, ADDRESS, INCLUDING ZIP CODE,
   CODE, OF REGISTRANT'S PRINCIPAL        AND TELEPHONE NUMBER, INCLUDING AREA
          EXECUTIVE OFFICES)                  CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
      JOHN E. STODDARD III, ESQ.                 JOHN J. SCHUSTER, ESQ.
        DRINKER BIDDLE & REATH                  CAHILL GORDON & REINDEL
          47 HULFISH STREET                          80 PINE STREET
     PRINCETON, NEW JERSEY 08542                NEW YORK, NEW YORK 10005
            (609) 497-7004                           (212) 701-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                MIM CORPORATION

                             CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION IN FORM S-1            LOCATION IN PROSPECTUS
- -----------------------------------            ----------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus......  Outside Front Cover Page
 2.Inside Front and Outside Back
     Cover Pages of Prospectus.....  Inside Front and Outside Back Cover Pages
 3.Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges..............  Outside Front Cover Page; Prospectus
                                     Summary; Risk Factors
 4.Use of Proceeds.................  Prospectus Summary; Use of Proceeds
 5.Determination of Offering
     Price.........................  Outside Front Cover Page; Underwriting
 6.Dilution........................  Dilution
 7.Selling Security Holders........  Not Applicable
 8.Plan of Distribution............  Underwriting
 9.Description of Securities to be
     Registered....................  Description of Capital Stock
10.Interests of Named Experts and
     Counsel.......................  Not Applicable
11.Information with Respect to the
     Registrant....................  Additional Information; Prospectus Summary;
                                     Risk Factors; Use of Proceeds; Dividend
                                     Policy; Capitalization; Dilution; Selected
                                     Consolidated Financial Data; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations;
                                     Business; Management; Certain Transactions;
                                     Principal Stockholders; Description
                                     of Capital Stock; Shares Eligible for
                                     Future Sale; Consolidated Financial
                                     Statements
12.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities...................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED JULY 30, 1996

                                4,000,000 SHARES

                                MIM CORPORATION
         [LOGO]
                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby are being sold by MIM Corporation. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol MIMS, subject to official notice of issuance.

                                  -----------

  THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       Underwriting
                                             Price to Discounts and  Proceeds to
                                              Public  Commissions(1) Company(2)
- --------------------------------------------------------------------------------
Per Share..................................    $           $             $
- --------------------------------------------------------------------------------
Total......................................  $           $            $
- --------------------------------------------------------------------------------
Total Assuming Full Exercise of
 Over-Allotment Option(3)..................  $           $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting."
(2) Before deducting expenses estimated at $1,000,000, which are payable by the Company.
(3) Assuming exercise in full of the 45-day option granted by the Company to the Underwriters to purchase up to 600,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
   , 1996.

                                  -----------

PAINEWEBBER INCORPORATED                                 DILLON, READ & CO. INC.

                                  -----------

                   THE DATE OF THIS PROSPECTUS IS    , 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedule thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and are qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedule thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, upon payment of the fees prescribed by the Commission. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, and the address of such site is (http://www.sec.gov).

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All references to the Company refer to MIM Corporation and its subsidiaries and predecessors (the "Company"). Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised, (ii) assumes an initial public offering price per share of $15.00 and (iii) gives effect to the reorganization of the Company and its affiliates in May 1996. See "Certain Transactions--The Formation." All references herein to industry financial and statistical information are based on trade articles and industry reports that the Company believes to be reliable, although there can be no assurance to that effect. Investors should consider carefully the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  MIM Corporation is a pharmacy management organization that provides a broad range of services designed to promote the cost-effective delivery of pharmacy benefits. The Company targets organizations involved in three key segments of the pharmaceutical health care industry--sponsors of public and private health plans (such as HMOs and other managed care organizations), retail pharmacies and pharmaceutical manufacturers--and offers services that provide financial benefits to each of them. The Company works with plan sponsors and local health care professionals to design, implement and manage innovative programs to control pharmacy benefit costs, primarily through financial risk sharing arrangements and increased substitution of lower-cost generic drugs for brand name drugs. Participating retail pharmacies receive management and support services, as well as financial incentives to purchase and dispense preferred generic drugs. Finally, the Company offers manufacturers of generic drugs the potential to increase their market share in regions covered by participating pharmacies as a result of the increase in generic drug utilization encouraged by the Company's programs.

  The Company has derived virtually all of its revenues to date from operations in the State of Tennessee under the TennCare Medicaid waiver program for formerly Medicaid-eligible, and certain uninsured and uninsurable, Tennessee residents. These revenues have been derived pursuant to a contract with RxCare of Tennessee, Inc. ("RxCare"), a professional services administrative organization owned by the Tennessee Pharmacists Association and representing approximately 1,200 retail pharmacies in Tennessee. At June 30, 1996, the Company provided pharmacy benefit management services, such as formulary design and compliance, drug usage evaluation, claims processing and disease management, to 19 health plan sponsors with an aggregate of approximately 1.1 million plan members. Substantially all of such members participate in six of such health plans, representing approximately 88% of the eligible participants in the TennCare program. During 1995, approximately 90% of the Company's $214 million in revenues was derived from contracts under which the Company was paid on a capitated basis (that is, on the basis of a fixed monthly fee per plan member). Since program inception in January 1994, the generic utilization rate as a percentage of all covered prescriptions under the Company's pharmacy benefit management programs has averaged 67%, compared to an estimated industry average of approximately 40% during 1994.

  The retail pharmaceutical market has grown in recent years, with over two billion prescriptions filled and estimated sales of approximately $77 billion in 1995. Approximately 42% of retail prescriptions during 1994 were paid by plan sponsors, with over 50 million people in the United States belonging to managed care organizations at the end of 1994. Industry sources estimate that by the year 2000 approximately 80 million people in the United States are expected to belong to managed care organizations and that such organizations are expected to be responsible for approximately 77% of all retail prescriptions. Managed care organizations and other plan sponsors have increasingly turned to pharmacy benefit managers to help administer and control the cost of the pharmacy benefit component of their overall benefit programs. The Company believes that a key element in successfully controlling pharmacy benefit costs is generic substitution. Sales of generic drugs at retail, which typically sell at a 30% to 70% discount to brand name drug equivalents, were approximately $6.3 billion in 1994. However, there were approximately $28 billion of off-patent brand name drug sales at retail during 1994 for which a generic equivalent was available. In addition, brand name drugs with estimated sales at retail of approximately $23 billion are scheduled to go off-patent from 1996 through 2006.

  The Company has developed the following strategy that it believes will allow it to capitalize upon these industry trends:

  Establish MIM as a National Pharmacy Benefit Manager. The Company has begun to market its pharmacy benefit management services to sponsors of public and private health plans outside of Tennessee on a capitated or cost savings sharing basis, thereby transferring from the plan sponsor to the Company all or some of the risk of controlling overall pharmacy benefit costs. Building upon the experience it has gained from managing capitated TennCare pharmacy benefit programs, the Company has begun to offer its innovative financial risk sharing programs to plan sponsors in similar highly price-competitive and emerging capitated markets, while also continuing to offer traditional fee-for-service programs. In addition, the Company will further develop its information systems to provide plan sponsors with real-time access to pharmacy and financial data.

  Strengthen Pharmacy Relationships. The Company believes that local pharmacists play a critical role in providing high quality cost-effective care, including the point-of-sale substitution of generic drugs when appropriate. The Company intends to increase pharmacy participation in its programs by continuing to offer financial incentives and discount drug purchasing services, as well as a broad range of pharmacy support programs for local retail pharmacists.

  Market Preferred Generics. The Company is currently marketing and promoting certain generic drugs of Zenith Goldline Pharmaceuticals, Inc. ("Zenith Goldline") in the State of Tennessee under the Company's preferred generics program. In general, the Company's preferred generics program encourages pharmacies to stock a particular manufacturer's generic drugs ("preferred generics") in lieu of brand name or other generic drugs in the same therapeutic class by arranging for discounts on the purchase of preferred generics by pharmacies. Under Company-managed pharmacy benefit programs, the Company also provides financial incentives to pharmacies to sell preferred generics. These arrangements and incentives are designed to encourage participating pharmacies to dispense and sell preferred generics to all of their customers, including those not covered by Company-managed pharmacy benefit plans. The Company intends to expand its preferred generics program with Zenith Goldline to other geographic areas and is negotiating similar arrangements with other generic drug manufacturers. The Company also plans, subject to economic and other conditions, to distribute generic and over-the-counter drugs under its own private label. Certain agreements may restrict the Company's ability to compete in certain areas of the Company's preferred generics business, its planned drug distribution business and certain other business areas. See "Business-- Preferred Generics" and "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline."

                                ----------------

  MIM Corporation was incorporated in Delaware in March 1996 for the purpose of combining the businesses and operations of Pro-Mark Holdings, Inc. and MIM Strategic Marketing, LLC. For a description of the transactions involved in connection therewith (the "Formation"), see "Certain Transactions--The Formation" and Note 1 to the consolidated financial statements included herein.

  The Company's principal executive offices are located at One Blue Hill Plaza, Pearl River, New York 10965, and its telephone number is (914) 735-3555.

                                  THE OFFERING

Common Stock Offered by the
 Company........................  4,000,000 shares(1)

Common Stock to be Outstanding
 after the Offering.............  12,023,800 shares(1)(2)

Use of Proceeds.................  The Company intends to use the net proceeds from the Offering to expand the Company's preferred generics business, to fund addi-tional pharmacy benefit management programs, to enhance its management information system capabilities and for general corporate pur-poses, including working capital. See "Use of Proceeds."

Proposed Nasdaq National Market
 Symbol.........................  MIMS
- --------
(1) Assumes no exercise of the Underwriters' over-allotment option.
(2) Excludes 3,937,639 shares of Common Stock issuable upon exercise of outstanding options under the Company's stock option plans at July 15, 1996 at a weighted average exercise price of approximately $3.49 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                  (In thousands, except for per share amounts)

                                                            SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,       JUNE 30,
                                  ------------------------  -----------------
                                     1994         1995       1995      1996
                                  -----------  -----------  -------  --------
                                                              (unaudited)
STATEMENT OF OPERATIONS DATA
Revenue.......................... $   109,326  $   213,929  $71,330  $135,320
Cost of revenue..................     106,717      213,398   70,684   130,218
                                  -----------  -----------  -------  --------
  Gross profit...................       2,609          531      646     5,102
General and administrative
 expenses........................       5,256        8,048    3,450     4,627
Executive stock option
 compensation expense(1).........          --           --       --    26,640
                                  -----------  -----------  -------  --------
  Loss from operations...........      (2,647)      (7,517)  (2,804)  (26,165)
Interest income, net.............         191          745      229       275
                                  -----------  -----------  -------  --------
  Loss before minority interest..      (2,456)      (6,772)  (2,575)  (25,890)
Less: minority interest .........          --           --       --         6
                                  -----------  -----------  -------  --------
Net loss......................... $    (2,456) $    (6,772) $(2,575) $(25,896)
                                  ===========  ===========  =======  ========
Net loss per common and common
 equivalent share................ $     (0.55) $     (1.43) $ (0.57) $  (3.23)
                                  ===========  ===========  =======  ========
Weighted average shares
 outstanding.....................       4,500        4,732    4,500     8,024
                                  ===========  ===========  =======  ========

                                                           JUNE 30, 1996
                                                      -------------------------
                                    DECEMBER 31, 1995  ACTUAL   AS ADJUSTED (2)
                                    ----------------- --------  ---------------
                                                            (unaudited)
BALANCE SHEET DATA
Cash and cash equivalents..........     $  1,804      $  2,964     $ 57,764
Working capital (deficit)..........      (12,080)      (12,340)      42,460
Total assets.......................       18,924        21,702       76,502
Accumulated deficit(1).............       (9,188)      (35,706)     (35,706)
Stockholders' equity (deficit).....      (11,524)      (10,768)      44,032

- --------

(1) The Company's net loss for the six months ended June 30, 1996 included a nonrecurring, noncash charge for compensation expense and a credit to additional paid-in capital of $26,640, representing the difference between the exercise price and the deemed fair market value of the Common Stock at the date of grant of options to purchase an aggregate of 3,600,000 shares of Common Stock granted by the Company's principal stockholder to certain executive officers and directors of the Company. See "Certain Transactions--Other Transactions" and Note 7 to the consolidated financial statements included herein.

(2) Adjusted to give effect to the receipt of the estimated net proceeds of the Offering, based on an assumed initial public offering price of $15.00 per share. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the securities offered hereby.

GOING CONCERN QUALIFICATION IN REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS; HISTORY OF LOSSES

  The report of independent public accountants on the Company's consolidated financial statements included herein is qualified because of substantial doubt about the ability of the Company to continue as a going concern. Among the factors cited by such independent public accountants are that the Company has suffered recurring losses from operations and has a net capital deficiency. For the year ended December 31, 1995 and the six months ended June 30, 1996, the Company incurred net losses of $6.8 million and $25.9 million, respectively (including a nonrecurring, noncash charge for executive stock option compensation expense during the six months ended June 30, 1996 of $26.6 million). At June 30, 1996, the Company had an accumulated deficit of $35.7 million, a working capital deficit of $12.3 million and a stockholders' deficit of $10.8 million. The Company needs the net proceeds of the Offering to continue and expand its operations, although there can be no assurance that even with such proceeds the Company's operations will be profitable in the future. In management's opinion, the net proceeds from the Offering are expected to provide the capital necessary to enable the Company to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein.

LIMITED OPERATING HISTORY; RISK OF MANAGING GROWTH

  The Company commenced its operations in June 1993 and has had a limited operating history. The Company has recently experienced a period of rapid growth that has strained the Company's financial resources and management information and other systems. The Company's ability to manage its growth effectively will require that it continue to improve its systems and hire, train and manage additional employees. There can be no assurance that the Company will be able to continue to expand its market presence in current locations or successfully enter other markets. If the Company is unable to manage its growth effectively, the Company's business and results of operations could be adversely affected. See "Business."

DEPENDENCE ON RXCARE RELATIONSHIP

  The Company has derived virtually all of its revenue to date pursuant to an agreement with RxCare of Tennessee, Inc. ("RxCare"), a professional services administrative organization owned by the Tennessee Pharmacists Association representing approximately 1,200 retail pharmacies in Tennessee. Under the RxCare agreement, the Company is obligated to operate and manage pharmacy benefit programs for plan sponsors that have entered into contracts with RxCare for such services. Although the Company has been performing substantially all of RxCare's obligations under RxCare's contracts with plan sponsors since January 1994, no plan sponsor has been asked to formally consent to such arrangements, including certain sponsors whose contracts with RxCare require prior written consent thereto. RxCare reasonably may decline to execute any contract with plan sponsors or pharmacies, or any amendment or renewal thereof, negotiated by the Company on behalf of RxCare.

  A number of RxCare's contracts with plan sponsors are for providing state-mandated pharmacy benefits to formerly Medicaid-eligible (as well as certain uninsured and uninsurable) Tennessee residents under the TennCare program, a so-called "Medicaid waiver" state health program. Revenues from two of such TennCare contracts accounted for approximately 75% of the Company's revenues during 1995. The Company believes that the loss of its arrangement with RxCare, the loss of one or more of such contracts, the termination or expiration of the TennCare program (which is currently scheduled to expire on December 31, 1998) or the loss of funding thereunder would have a material adverse effect on the Company's business and results of operations. See "Business--Relationship with RxCare and TennCare."

  There can be no assurance that RxCare or the Company will be able to enter into additional contracts in the State of Tennessee or that the Company's experience in Tennessee will enable it to obtain additional contracts in other states. The failure to enter into additional contracts could limit the Company's ability to increase its revenues on a profitable basis. See "Business."

LIMITED TERM OF MATERIAL AGREEMENTS

  The Company's contract with RxCare is scheduled to expire in December 1998 unless renewed in accordance with its terms. RxCare's contracts with plan sponsors typically have a one-year term and are subject to automatic renewal unless notice of termination is given. Those contracts are subject to earlier termination upon the occurrence of certain events, including a breach of the agreement which is not cured within 30 days of notice, insolvency or termination of the TennCare program or of the plan sponsor's contract with the State of Tennessee. Two of such contracts accounted for 75% of the Company's revenues during 1995 and are scheduled to expire in December 1997 unless extended. There can be no assurance that either of the foregoing contracts or the Company's contract with RxCare will be continued or renewed in accordance with their terms. The loss of any of such contracts would have a material adverse effect on the Company's business and results of operations. See "Business--Relationship with RxCare and TennCare."

RISK OF CAPITATED AGREEMENTS

  Approximately 90% of the Company's revenue during 1995 was derived from "capitated" agreements, through which the Company receives a pre-determined fee each month for each member enrolled in a particular health plan in return for providing certain covered pharmacy services to plan members. The Company generally negotiates the capitation fee for a particular plan (or subset of individuals within a plan) based upon a number of factors, including competitive conditions within a particular market and the expected costs of providing the covered pharmacy services. Expected costs are generally based on prior experience with similar groups and demographic data based on the population at large. Data with respect to prior experience may not be available and, if available, may not be a reliable indicator of the actual results for a particular plan. The cost of providing pharmacy services varies among plan participants and groups and is affected by many factors, including formulary design and compliance, generic substitution rate and payment structure. During the early stages of a contract, the cost of providing pharmacy services typically exceeds the capitation fee, primarily due to the lag between the commencement of the contract and the full implementation of the formulary and the Company's other cost containment measures. There can be no assurance that the cost of providing pharmacy services will not exceed the capitation fee, either per member or per plan, throughout the entire contract term. Under an April 1995 contract with one plan sponsor that was renegotiated and extended in June 1996, the Company underestimated the utilization of prescription drugs by the plan's members and recognized losses under that contract of approximately $10 million for the year ended December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company intends to expand its scope of activities to include groups with which the Company has not had any meaningful experience and with respect to which no prior experience data is available, such as Medicare. Accordingly, the Company may miscalculate certain costs and utilization levels associated with these groups and may incur losses as a result. In addition, the Company may be required, due to contractual obligations or other business reasons, to bear all or a portion of the costs of certain newly-developed drugs, such as medications for the treatment of AIDS, the existence or cost of which may not have been known at the time the capitation fee for a particular plan was established. See "Business."

EXPANSION OF PREFERRED GENERICS BUSINESS

  The Company intends to utilize a portion of the proceeds of the Offering to fund the expansion of its preferred generics business. The expansion of the Company's preferred generics business is expected to place a significant strain on the Company's management, operational and financial resources and systems, and there can be no assurance that the Company's planned operations in this area will be profitable. See "Business--Preferred Generics."

  The Company also plans, subject to economic and other conditions, to distribute generic and over-the-counter drugs. The Company has had limited experience regarding the distribution of drugs and may, among other things, miscalculate the demand for particular types of drugs, carry excess inventory, incorrectly estimate certain matters involving the pricing and shipment of products to customers and fail to develop adequate distribution capabilities. In addition, the generic drug industry is extremely competitive, with generally declining prices and margins as generic versions of the same product enter the marketplace. See "Business--Business Strategy" and "--Competition."

  Certain agreements may restrict the Company's ability to compete in certain areas of the Company's preferred generics business, its planned drug distribution business and certain other business areas. John H. Klein, the Company's Chairman and Chief Executive Officer, and Richard H. Friedman, the Company's Chief Financial Officer, Chief Operating Officer and Treasurer, have agreed that they will not, prior to January 1999 and January 1997, respectively, own, manage or be employed by any business or enterprise that is substantially competitive with any material portion of the business of manufacturing or distributing prescription generic drugs as conducted in early 1996 by Zenith Laboratories, Inc. ("Zenith"), an affiliate of Zenith Goldline, or Zenith's subsidiaries. See "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline." Furthermore, pursuant to agreements with Zenith Goldline, the Company has agreed that it will not offer certain kinds of programs to market or promote generic drugs anywhere in the United States for any other manufacturer or seller without first offering such programs to Zenith Goldline. See "Business--Preferred Generics."

GOVERNMENT REGULATION

  The Company's current and planned businesses are subject to extensive Federal and state laws and regulations. Subject to certain exceptions, Federal law (the "Federal Anti-Kickback Statute") prohibits the payment or receipt of any remuneration, directly or indirectly, to induce, arrange for or recommend the purchase of health care items or services paid for in whole or in part by the Medicare or state health care programs (including Medicaid and TennCare), and certain state laws (including professional licensing laws prohibiting fee-splitting) contain similar provisions that may extend the prohibition to cover items or services that are paid for by private insurance and self-pay patients. There can be no assurance that some of the Company's practices will be found to be protected by certain so-called "safe harbor" regulations, which provide insulation from prosecution under the Federal Anti-Kickback Statute, and in some instances it is clear that they are not so protected. Federal authorities enforcing the Federal Anti-Kickback Statute have issued Fraud Alerts describing suspect activity and have initiated enforcement proceedings involving practices that have similar features to some of the practices of the Company. The Company is also subject to various false claim, drug distribution, antitrust and consumer protection laws and may be subject to certain other laws, including various state insurance laws.

  While management believes that the Company is in material compliance with all existing laws and regulations material to the operation of its business, many of the laws and regulations affecting it are uncertain in their application and are subject to interpretation and change. Laws regulating healthcare businesses, and interpretations thereof, are undergoing rapid change. As controversies continue to arise in this area, for example, regarding the efforts of plan sponsors and pharmacy benefit managers to limit formularies, alter drug choice and establish limited networks of participating pharmacies, Federal and state regulation and enforcement priorities in this area can be expected to increase, the impact of which on the Company cannot be predicted. There can be no assurance that the Company will not be subject to scrutiny or challenge under one or more of these laws or that any such challenge would not be successful. Any such challenge, whether or not successful, could have a material adverse effect upon the Company's business and results of operations. Violation of the Federal Anti-Kickback Statute, for example, may result in substantial criminal penalties, as well as exclusion from the Medicare and Medicaid (including TennCare) programs. Further, there can be no assurance that the Company will be able to obtain or maintain any of the regulatory approvals that may be required to operate its business, and the failure to do so could have a material adverse effect on the Company's business and results of operations. See "Business--Government Regulation" and "Certain Transactions."

FTC CONSENT DECREE WITH RXCARE

  In June 1996, the proposed consent decree between the Federal Trade Commission (the "FTC") and RxCare and its parent, the Tennessee Pharmacists Association ("TPA"), became final. Under the terms of the consent decree, RxCare and TPA are prohibited from entering into a "most favored nations" clause (under which a participating pharmacy that accepts a lower reimbursement rate than that offered by RxCare must reduce its charges to RxCare) with any pharmacy or from suggesting or assisting any other person to do so. The FTC contends that such clause had the effect of increasing prices charged by pharmacies to purchasers of prescription drugs in Tennessee because the preponderance of pharmacies in Tennessee are members of RxCare and because RxCare accounted for a substantial portion of drug purchases from each pharmacy. Because the FTC justified its challenge and the decree, in part, on RxCare's potential market power in Tennessee, business arrangements and practices involving RxCare, either directly or indirectly, or involving sales to or purchases by RxCare-affiliated pharmacies may face heightened scrutiny or continued review from an anti-competitive perspective by state or Federal regulators and possible challenge by private parties. The existence of this consent order may hamper the Company's efforts to develop or pursue competitive opportunities, in Tennessee or elsewhere, in areas such as group purchasing or market advocacy on behalf of drug manufacturers. Prolonged proceedings involving regulatory or private party challenges to the Company's activities would be costly to the Company and divert its resources, including key personnel. An adverse determination in such a proceeding could have a material adverse effect on the Company's business and results of operations. See "Business--Government Regulation."

DEPENDENCE ON SENIOR MANAGEMENT

  The Company's operations have been substantially dependent on the services of E. David Corvese, the Vice Chairman and principal stockholder of the Company. In April 1996, Messrs. Klein and Friedman joined the Company and will be responsible for implementing the Company's strategic plan, including the development of the Company's preferred generics business. The loss of the services of one or more of these individuals would have a material adverse effect upon the Company's business. Messrs. Klein, Corvese and Friedman each have employment agreements with the Company which restrict the ability of such officers to compete with the Company and its affiliates for a period of one year following termination. See "Management--Employment Agreements."

RELATIONSHIP OF CERTAIN EXECUTIVE OFFICERS WITH ZENITH AND ZENITH GOLDLINE

  Prior to their employment with the Company, Messrs. Klein and Friedman were employed by Zenith, and also were executive officers of Zenith Goldline, a major generic drug manufacturer and marketer. Zenith Goldline also has a 10% ownership interest in MIM Strategic Marketing, LLC, a 90%-owned subsidiary of the Company formed for the purpose of enhancing the distribution of Zenith Goldline's pharmaceutical products in the State of Tennessee. Pursuant to termination agreements with Zenith, Mr. Klein has agreed to continue as an untitled employee of Zenith through December 1996 and to act as a consultant to Zenith and its affiliates from January 1997 through December 1998, and Mr. Friedman has agreed to continue as an untitled employee of Zenith through December 1996. Messrs. Klein and Friedman also continue to hold options to purchase shares of common stock of Zenith Goldline's and Zenith's parent. Although Messrs. Klein and Friedman intend to devote substantially all of their time to the business and operations of the Company, no assurance can be given that their rights and obligations under their respective termination agreements or that their interests in Zenith's parent will not result in or create a conflict of interest with their obligations to the Company. See "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline."

CONTROL BY MANAGEMENT

  Upon consummation of the Offering, the Company's directors and executive officers will beneficially own in the aggregate approximately 72% of the Company's Common Stock (69% if the Underwriters' over-allotment option is exercised in full). Accordingly, they collectively will be able to determine the outcome of virtually all corporate actions requiring approval by the stockholders of the Company, including the election of directors. See "Principal Stockholders."

BROAD DISCRETION IN APPLICATION OF PROCEEDS

 Approximately $26.6 million, or 49%, of the estimated net proceeds of the Offering (assuming an initial public offering price of $15.00 per share) have not been specifically allocated and will be utilized by the Company for working capital and general corporate purposes. Accordingly, management of the Company will have broad discretion in the application of the unallocated proceeds. See "Use of Proceeds."

COMPETITION

  The pharmacy benefit management and generic drug distribution businesses are each highly competitive, and many of the Company's current and potential competitors have considerably greater financial, technical, marketing and other resources than the Company. The pharmacy benefit management business includes a number of large, well capitalized companies with nationwide operations and many smaller organizations typically operating on a local or regional basis. Some of the larger organizations are owned by or otherwise related to a brand name drug manufacturer and may have significant influence on the distribution of pharmaceuticals. Numerous insurance and Blue Cross and Blue Shield plans, managed care organizations and retail drug chains also have their own pharmacy benefit management capabilities.

  Generic drugs are distributed by numerous generic drug distributors, drug wholesalers and mail order suppliers. Generic drug distributors and wholesalers generally offer a broad line of generic drugs from a variety of sources to a diverse customer base, typically including independent retail and chain pharmacies, government agencies and managed care organizations. In the generic products business (unlike patent-protected brand name drugs), similar versions of existing generic drugs frequently enter the market, resulting in significantly lower prices and margins. In addition, certain agreements between Zenith and Messrs. Klein and Friedman may restrict the Company's ability to compete in certain areas of the preferred generics business, its planned drug distribution business and certain other business areas. See "Business--Competition" and "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline."

PROFESSIONAL LIABILITY RISK

  The services provided by the Company in connection with its business may subject the Company to litigation and liability for damages. The Company believes that its insurance protection is adequate for its present business operations, but there can be no assurance that the Company will be able to obtain and maintain insurance coverage in the future or that such insurance coverage will be available on acceptable terms or adequate to cover any or all potential professional liability, product liability or other claims. A successful claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE ON INFORMATION SYSTEMS

  The Company believes that its point-of-sale technology is an integral part of its business. Any continuing disruption in its computer or telephone systems could adversely affect its ability to operate its business on a timely basis, and could adversely affect the Company's relations with pharmacies and health plan sponsors. The Company is also dependent on certain licensed software for the operation of its on-line transaction processing system pursuant to a non-exclusive license for a one-year term with automatic renewals. There can be no assurance that the licensor of such software will continue this license beyond the period presently agreed, and the loss of such rights could have a material adverse effect on the Company's business and results of operations.

EFFECT OF CERTAIN LEGAL PROCEEDINGS

  On March 5, 1996, the Company was added as a third-party defendant in a proceeding in the Superior Court of the State of Rhode Island. The third-party plaintiffs, Medical Marketing Group, Inc. ("MMG"), PPI Holding, Inc. ("PPI Holding") and Payer Prescribing Information, Inc. ("PPI"), allege that the Company employed E. David Corvese, the Company's Vice Chairman, with knowledge of covenants not to compete in effect between Mr. Corvese and PPI, PPI Holding and MMG that prevent Mr. Corvese from competing in the area of the collection, analysis or marketing of data for the pharmaceutical or health care industries relating to physician practice demographics and the influence of managed care plans. The complaint alleges that the Company interfered with the contractual relationship between the parties and that it misappropriated MMG's and PPI's confidential information through its employment of Mr. Corvese. The complaint seeks to enjoin the Company from using confidential information allegedly misappropriated from MMG and PPI and seeks an unspecified amount of compensatory and consequential damages, interest and attorneys' fees. The Company believes that the third-party plaintiffs' allegations are without merit; however, the loss of this litigation could have a material adverse effect on the Company's business and results of operations. See "Business-- Legal Proceedings."

  Certain of the Company's programs may be objectionable to certain special interest groups, such as competitors, manufacturers of drugs excluded from the Company's formularies, pharmacists, health care providers and public advocacy groups, who may seek to hinder or delay, through legal, regulatory or other means, the Company's ability to conduct its business. For example, a Federal court case brought by the National Association of Community Health Centers in June 1994 against the Secretary of the U.S. Department of Health and Human Services is pending in the United States District Court for the District of Columbia which seeks to have certain experimental and demonstration Medicaid programs, including TennCare, declared unlawful and enjoined. A decision which revokes or otherwise restricts the TennCare program would have a material adverse effect on the Company's business and results of operations. See "Business--Relationship with RxCare and TennCare."

POSSIBLE NEGATIVE EFFECTS OF PREFERRED STOCK

  The Company is authorized to issue 5,000,000 shares of Preferred Stock, the designation, rights and preferences of which (including voting, dividend, redemption and liquidation rights) may be fixed by the Company's Board of Directors from time to time without further stockholder action. Shares of Preferred Stock could be issued in the future with rights and preferences that could make the possible takeover of the Company or the removal of management of the Company more difficult or could otherwise adversely impact the rights of holders of Common Stock. See "Description of Capital Stock--Preferred Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of shares of Common Stock in the public market after the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. Upon completion of the Offering, the Company will have a total of 12,023,800 shares of Common Stock outstanding, assuming no exercise of outstanding stock options and no exercise of the Underwriters' over-allotment option. Of these shares, the 4,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as defined under the Securities Act. The remaining 8,023,800 shares of Common Stock outstanding are "restricted shares" as that term is defined by Rule 144 as promulgated under the Securities Act. Of these restricted shares, 45,000 will be saleable in the public market 90 days following the date of this Prospectus, subject to compliance with Rule 144. Beginning one year after the date of this Prospectus (or earlier for certain limited transactions or with the written consent of PaineWebber Incorporated on behalf of the Underwriters), 4,455,000 additional restricted shares will become eligible for sale in the public market upon the expiration of lock-up agreements between the Underwriters and the holders of such shares, subject to compliance with Rule 144 of the Securities Act. See "Shares Eligible for Future Sale."

  A reserve of 4,100,000 shares of Common Stock has been established for issuance under the Company's stock option plans. At July 15, 1996, options to purchase a total of 3,937,639 shares of Common Stock were outstanding under such plans, of which options to purchase 2,686,400 shares were exercisable. See "Management--Stock Incentive Plans."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their shares of approximately $11.34 per share from the assumed initial public offering price of $15.00 per share (the mid-point of the range set forth on the cover page of this Prospectus). In the event the Company issues additional Common Stock in the future, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock. See "Dilution."

ABSENCE OF PUBLIC MARKET; DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active or liquid trading market will develop or be sustained. The initial public offering price for the Common Stock offered hereby will be determined by negotiations between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the Offering. See "Underwriting" for factors to be considered in determining the offering price.

  In addition, the stock market has, from time to time, experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are publicly traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could also be subject to significant fluctuations in response to the Company's operating results, government regulation and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

NO INTENTION TO PAY DIVIDENDS

  The Company presently intends to retain all earnings, if any, to support the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Common Stock offered hereby (assuming an initial public offering price of $15.00 per share) are estimated to be $54.8 million ($63.2 million if the over-allotment option granted to the Underwriters is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the Offering payable by the Company. The Company intends to use approximately $18.6 million to fund the expansion of the Company's preferred generics business (including the purchase of inventory), approximately $7.0 million to fund additional pharmacy benefit management programs, approximately $2.6 million to enhance its management information system capabilities and the balance for working capital and general corporate purposes. The Company may also use a portion of the net proceeds of the Offering for the acquisition of technology, assets or businesses complementary to the Company's business, although no such acquisitions are currently being negotiated. The uses of proceeds described above are estimates and are subject to change. Pending use for the purposes described above, the Company will invest such net proceeds in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                DIVIDEND POLICY

  The Company has not declared or paid any dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company intends to retain all working capital and earnings, if any, for use in the Company's operations and in the expansion of its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition and capital requirements, the terms of any then existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered by the Company hereby (assuming an initial public offering price of $15.00 per share), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus.

                                                        JUNE 30, 1996
                                                    --------------------------
                                                     ACTUAL      AS ADJUSTED
                                                    -----------  -------------
                                                        (In thousands,
                                                    except for share data)
Cash and cash equivalents.......................... $     2,964   $    57,764
                                                    ===========   ===========
Long-term debt, including capital lease
 obligations, net of current portion .............. $       486   $       486
Stockholders' equity (deficit):
  Preferred Stock, $.0001 par value; 5,000,000
   shares authorized,
   no shares issued or outstanding.................          --            --
  Common Stock, $.0001 par value; 40,000,000 shares
   authorized,
   8,023,800 shares issued and outstanding,
   12,023,800 shares
   issued and outstanding as adjusted(1)...........           1             1
  Additional paid-in capital(2)....................      26,640        81,440
  Accumulated deficit(2)...........................     (35,706)      (35,706)
  Stockholder notes receivable.....................      (1,703)       (1,703)
                                                    -----------   -----------
    Total stockholders' equity (deficit)...........     (10,768)       44,032
                                                    -----------   -----------
    Total capitalization........................... $   (10,282)  $    44,518
                                                    ===========   ===========

- --------
(1) Excludes 3,833,710 shares of Common Stock issuable upon exercise of outstanding options at June 30, 1996. Also excludes 103,929 shares of Common Stock issuable upon exercise of additional options that were granted in July 1996.

(2) The Company's net loss for the six months ended June 30, 1996 included a nonrecurring, noncash charge for compensation expense and a credit to additional paid-in capital of $26,640, representing the difference between the exercise price and the deemed fair market value of the Common Stock at the date of grant of options to purchase an aggregate of 3,600,000 shares of Common Stock granted by the Company's principal stockholder to certain executive officers and directors of the Company. See "Certain Transactions--Other Transactions" and Note 7 to the consolidated financial statements included herein.

                                   DILUTION

  The net tangible book value of the Company at June 30, 1996 was approximately ($10.8 million), or ($1.34) per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share (after deducting Underwriters' discounts and commissions and estimated offering expenses), the net tangible book value of the Company at June 30, 1996 would have been approximately $3.66 per share. This represents an immediate increase of $5.00 per share to existing stockholders and an immediate dilution of $11.34 per share to new investors. The following table illustrates this per share dilution:

      Assumed initial public offering price per share............         $15.00
        Net tangible book value per share before Offering........ $(1.34)
        Increase in net tangible book value per share
         attributable to new public investors....................   5.00
                                                                  ------
      Net tangible book value per share after the Offering.......           3.66
                                                                          ------
      Dilution per share to new investors........................         $11.34
                                                                          ======

  The following table summarizes at June 30, 1996 the differences between the number of shares of Common Stock purchased from the Company, the total cash consideration paid (before deducting Underwriters' discounts and commissions and estimated offering expenses), and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in the Offering (based upon an assumed initial public offering price of $15.00 per share):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing stockholders......  8,023,800   66.7% $       802    --%     $.0001
New investors..............  4,000,000   33.3%  60,000,000   100      $15.00
                            ----------  -----  -----------   ---
  Total.................... 12,023,800  100.0% $60,000,802   100%     $ 4.99
                            ==========  =====  ===========   ===

  The foregoing tables assume no exercise of any outstanding options to purchase Common Stock after June 30, 1996. At June 30, 1996, 3,833,710 shares of Common Stock were reserved for issuance pursuant to outstanding options under the Company's 1996 Stock Incentive Plan at a weighted average exercise price of approximately $3.18 per share. To the extent that these outstanding options are exercised, the dilution per share to new investors would be $11.45. See "Management--Stock Incentive Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1994 and 1995, for the period from inception (June 22, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995 are derived from the audited consolidated financial statements included elsewhere in this Prospectus. The selected consolidated financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from the Company's unaudited consolidated financial statements included elsewhere in this Prospectus. In the opinion of management, such unaudited financial statements reflect all adjustments (consisting only of normal recurring accruals) which the Company considers necessary for a fair presentation of the financial position and results of operations of the Company for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                            PERIOD FROM
                             INCEPTION                               SIX MONTHS ENDED
                          (JUNE 22,1993)   YEAR ENDED DECEMBER 31,       JUNE 30,
                              THROUGH      ------------------------  -----------------
                         DECEMBER 31, 1993    1994         1995       1995      1996
                         ----------------- -----------  -----------  -------  --------
                                (In thousands, except for per share amounts)
STATEMENT OF OPERATIONS
 DATA
Revenue.................      $  122       $   109,326  $   213,929  $71,330  $135,320
Cost of revenue.........          --           106,717      213,398   70,684   130,218
                              ------       -----------  -----------  -------  --------
  Gross profit..........         122             2,609          531      646     5,102
General and administra-
 tive expenses..........          82             5,256        8,048    3,450     4,627
Executive stock option
 compensation
 expense(1).............          --                --           --       --    26,640
                              ------       -----------  -----------  -------  --------
  Income (loss) from
   operations...........          40            (2,647)      (7,517)  (2,804)  (26,165)
Interest income, net....          --               191          745      229       275
                              ------       -----------  -----------  -------  --------
  Income (loss) before
   minority interest....          40            (2,456)      (6,772)  (2,575)  (25,890)
Less: minority
 interest...............          --                --           --       --         6
                              ------       -----------  -----------  -------  --------
Net income (loss).......      $   40       $    (2,456) $    (6,772) $(2,575) $(25,896)
                              ======       ===========  ===========  =======  ========
Net income (loss) per
 common and common
 equivalent share.......      $ 0.01       $     (0.55) $     (1.43) $ (0.57) $  (3.23)
                              ======       ===========  ===========  =======  ========
Weighted average shares
 outstanding............       4,500             4,500        4,732    4,500     8,024
                              ======       ===========  ===========  =======  ========

                                              DECEMBER 31,
                                          -----------------------
                                          1993   1994      1995    JUNE 30, 1996
                                          ----  -------  --------  -------------
                                                    (In thousands)
BALANCE SHEET DATA
Cash and cash equivalents................ $--   $ 2,933  $  1,804     $ 2,964
Working capital (deficit)................  (3)   (5,087)  (12,080)    (12,340)
Total assets.............................  93    15,260    18,924      21,702
Accumulated earnings (deficit)...........  40    (2,416)   (9,188)    (35,706)
Stockholders' equity (deficit)...........  41    (3,693)  (11,524)    (10,768)

- --------

(1) The Company's net loss for the six months ended June 30, 1996 included a nonrecurring, noncash charge for compensation expense and a credit to additional paid-in capital of $26,640, representing the difference between the exercise price and the deemed fair market value of the Common Stock at the date of grant of options to purchase an aggregate of 3,600,000 shares of Common Stock granted by the Company's principal stockholder to certain executive officers and directors of the Company. See "Certain Transactions--Other Transactions" and Note 7 to the consolidated financial statements included herein.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in the Prospectus.

OVERVIEW

  Virtually all of the Company's revenues to date have been derived from operations in the State of Tennessee under the Company's contract with RxCare of Tennessee, Inc. ("RxCare"), a professional services administrative organization owned by the Tennessee Pharmacists Association and representing approximately 1,200 retail pharmacies in Tennessee. See "Risk Factors-- Dependence on RxCare Relationship." RxCare initially contracted with the Company in 1993 to help secure health plan pharmaceutical business for the RxCare network and to provide related services, including pharmacy benefit design and pricing. In December 1993, the State of Tennessee announced the formation of its TennCare program, a state health program for formerly Medicaid-eligible, and certain uninsured and uninsurable, Tennessee residents. Under this program, selected plan sponsors (such as HMOs and other managed care organizations) contracted with the State of Tennessee to provide mandated medical services to designated portions of TennCare beneficiaries on a capitated basis--that is, for a fixed monthly fee per plan member. In turn, certain of these plan sponsors contracted with RxCare to provide TennCare-mandated pharmaceutical benefits to the plan sponsor's TennCare beneficiaries through RxCare's network of retail pharmacies, in most cases on a corresponding capitated basis.

  In March 1994, the Company agreed with RxCare to provide a broad range of pharmacy benefit management services with respect to RxCare's TennCare and private pharmaceutical benefit businesses. The Company performs essentially all of RxCare's obligations under its pharmacy benefit contracts with plan sponsors, including the receipt of fees due from the plan sponsors and the reimbursement to pharmacies for delivered pharmacy benefits. The Company pays certain amounts to RxCare and is compensated by sharing with RxCare the profit, if any, from activities under RxCare's contracts with plan sponsors. The Company initially began providing pharmacy benefits for five plan sponsors representing 335,000 members of Tennessee's Medicaid population. In April 1995, a contract was added with the single largest TennCare provider, Blue Cross and Blue Shield of Tennessee ("Blue Cross"), for approximately 623,000 members. At June 30, 1996, the Company provided pharmacy benefit management services to 19 health plan sponsors with an aggregate of approximately 1.1 million plan members in Tennessee, primarily on a capitated basis. See "Business--Relationship with RxCare and TennCare."

  Although the Company commenced limited operations in June 1993, the Company did not begin to receive significant revenue until 1994 pursuant to its agreement with RxCare. Accordingly, the results of operations for 1994 compared to 1993 are not meaningful and have not been included herein. See "Risk Factors--Limited Operating History; Risk of Managing Growth."

RESULTS OF OPERATIONS

Six months ended June 30, 1996 compared to six months ended June 30, 1995

  For the six months ended June 30, 1996, the Company recorded a net loss of $25.9 million on revenue of $135.3 million, including a nonrecurring, noncash charge for compensation expense and a credit to additional paid-in capital of $26.6 million, representing the difference between the exercise price and the deemed fair market value of the Common Stock at the date of grant of options to purchase an aggregate of 3,600,000 shares of Common Stock granted by the Company's principal stockholder to certain executive officers and directors of the Company. This compares with a net loss of $2.6 million on revenue of $71.3 million for the same period in 1995. The increase of $64.0 million in revenue was primarily due to the addition of the Blue Cross contract in April 1995. For the first six months of 1996, approximately 92% of the Company's revenue was generated through capitated contracts, compared with 86% during the first six months of 1995.

  At December 31, 1995, the Company had accrued $4.5 million to cover the losses expected to be incurred under the initial term of the Blue Cross contract (which was originally scheduled to expire in June 1996 but was renegotiated on more favorable terms to the Company and extended through December 1997). Approximately $2.1 million of such accrual remained at June 30, 1996.

  Cost of revenue as a percentage of revenue decreased from 99.1% in the first six months of 1995 to 96.2% in the first six months of 1996. Such decrease reflects the application of $2.4 million of Blue Cross claims during the first six months of 1996 against the $4.5 million reserve established at December 31, 1995, the renegotiation of a higher capitation rate on one of the Company's contracts effective March 1, 1996 and the Company's decision not to renew a capitation contract that expired on December 31, 1995 and that had adversely affected gross profit during 1995.

  General and administrative expenses were $4.6 million for the six months ended June 30, 1996 and $3.5 million for the six months ended June 30, 1995, an increase of 31.4%. The $1.1 million increase was largely attributable to the costs of additional personnel to support expanded marketing efforts. As a percentage of revenue, general and administrative expenses declined from 4.8% in the first six months of 1995 to 3.4% in the first six months of 1996.

Year ended December 31, 1995 compared to the year ended December 31, 1994

  For the year ended December 31, 1995 the Company recorded a net loss of $6.8 million on revenue of $213.9 million. This compares with a net loss of $2.5 million on revenue of $109.3 million for 1994. The increase in revenue was primarily due to the addition of the Blue Cross contract in April 1995. In 1995, approximately 90% of the Company's revenue was generated through capitated contracts, compared with 85% during 1994.

  Cost of revenue as a percentage of revenue increased from 97.6% in 1994 to 99.8% in 1995, primarily due to the increase in claims paid as a result of the addition of the Blue Cross contract. The drug utilization rate of Blue Cross participants was significantly higher than rates previously experienced under other contracts, resulting in losses under that contract of $10 million during 1995, including the accrual of approximately $4.5 million to cover the expected losses to be incurred under the remainder of the contract. Claims expense (after giving effect to such accrual) was 107% of capitation revenues under the contract.

  General and administrative expenses were $8.0 million in 1995 and $5.3 million in 1994, an increase of 50.9%. Of the $2.7 million increase, $2.0 million was the result of a charge relating to an advance to RxCare in 1995 which the Company has fully reserved for. The remainder of the increase is largely attributable to the costs of additional personnel to support expanded marketing efforts. As a percentage of revenue, general and administrative expenses declined from 4.8% in 1994 to 3.8% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  As a result of the Company's historical losses, the Company had a working capital deficit of $12.3 million at June 30, 1996. The Company's primary source of liquidity to date has been the receipt of revenue from plan sponsors under capitated programs. From time to time, the Company has also delayed payments due plan sponsors and others in order to meet its working capital requirements. In June 1996, John H. Klein, the Chairman of the Board and Chief Executive Officer of the Company, loaned $500,000 to the Company for working capital purposes pursuant to an unsecured, 10% demand note that was repaid that month.

  Cash and cash equivalents were $3.0 million at June 30, 1996, compared with $1.8 million at December 31, 1995. Operating activities of the Company generated $3.1 million in cash for the six months ended June 30, 1996 primarily due to the generation of net income of $0.7 million (prior to a nonrecurring, noncash charge of $26.6 million relating to executive stock option compensation expense) and an increase in payables to plan sponsors and others of $4.3 million and was partially offset by a decrease in claims payable of $3.5 million.

  The Company believes that the funds expected to be generated from operations and the anticipated net proceeds of the Offering will provide adequate cash to fund the Company's anticipated working capital and other cash needs for the foreseeable future. Although the Company does not currently have any significant capital commitments, the Company intends to use approximately $2.6 million of the net proceeds of the Offering to enhance its management information systems capabilities. In addition, the Company intends to offset, against profit sharing amounts, if any, due RxCare in the future under the RxCare contract, approximately $2.4 million previously advanced or paid to RxCare. See "Certain Transactions--Relationship with RxCare."

  The Company believes that its improved financial condition and capital structure following the Offering will enhance its ability to negotiate and obtain additional contracts with plan sponsors and other potential customers.

OTHER MATTERS

  The Company's pharmaceutical reimbursement claims have historically been subject to a significant increase over annual averages from October through February, which the Company believes is due to increased medical problems during the colder months.

  Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect the Company's cost of revenue. The Company does not believe that inflation has had a material impact on the results of its operations.

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value-based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective for fiscal years beginning after December 15, 1995, entities electing to remain with accounting under APB 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under APB 25 and will make the pro forma disclosures required under SFAS 123.

                                   BUSINESS

SUMMARY

  The Company is a pharmacy management organization that provides a broad range of services designed to promote the cost-effective delivery of pharmacy benefits. The Company targets organizations involved in three key segments of the pharmaceutical health care industry--sponsors of public and private health plans (such as HMOs and other managed care organizations), retail pharmacies and pharmaceutical manufacturers--and offers services that provide financial benefits to each of them. The Company works with plan sponsors and local health care professionals to design, implement and manage innovative programs to control pharmacy benefit costs, primarily through financial risk sharing arrangements and increased substitution of lower-cost generic drugs for brand name drugs. Participating retail pharmacies receive management and support services, as well as financial incentives to purchase and dispense preferred generic drugs. Finally, the Company offers manufacturers of generic drugs the potential to increase their market share in regions covered by participating pharmacies as a result of the increase in generic drug utilization encouraged by the Company's programs.

  The Company has derived virtually all of its revenues to date from operations in the State of Tennessee under the TennCare Medicaid waiver program for formerly Medicaid-eligible, and certain uninsured and uninsurable, Tennessee residents. These revenues have been derived pursuant to a contract with RxCare, a professional services administrative organization owned by the Tennessee Pharmacists Association and representing approximately 1,200 retail pharmacies in Tennessee. At June 30, 1996, the Company provided pharmacy benefit management services, such as formulary design and compliance, drug usage evaluation, claims processing and disease management, to 19 health plan sponsors with an aggregate of approximately 1.1 million plan members. Substantially all of such members participate in six of such health plans, representing approximately 88% of the eligible participants in the TennCare program. During 1995, approximately 90% of the Company's $214 million in revenues was derived from contracts under which the Company was paid on a capitated basis (that is, on the basis of a fixed monthly fee per plan member). Since program inception in January 1994, the generic utilization rate as a percentage of all covered prescriptions under the Company's pharmacy benefit management programs has averaged 67%, compared to an estimated industry average of approximately 40% during 1994.

BUSINESS STRATEGY

  The Company intends to continue to work closely with plan sponsors, pharmacists and generic drug manufacturers to encourage the delivery of clinically acceptable pharmaceutical care on a cost-effective basis, primarily through restricted formularies and continued generic substitution. The Company has developed the following strategy:

  Establish MIM as a National Pharmacy Benefit Manager. The Company has begun to market its pharmacy benefit management services to sponsors of public and private health plans outside of Tennessee on a capitated or cost savings sharing basis, thereby transferring from the plan sponsor to the Company all or some of the risk of controlling overall pharmacy benefit costs. Building upon the experience it has gained from managing capitated TennCare pharmacy benefit programs, the Company has begun to offer its innovative financial risk sharing programs to plan sponsors in similar highly price-competitive and emerging capitated markets, while also continuing to offer traditional fee-for-service programs. In addition, the Company will further develop its information systems to provide plan sponsors with real-time access to pharmacy and financial data.

  Strengthen Pharmacy Relationships. The Company believes that local pharmacists play a critical role in providing high quality cost-effective care, including the point-of-sale substitution of generic drugs when appropriate. The Company intends to increase pharmacy participation in its programs by continuing to offer financial incentives and discount drug purchasing services, as well as a broad range of pharmacy support programs for local retail pharmacists.

  Market Preferred Generics. The Company is currently marketing and promoting certain generic drugs of Zenith Goldline in the State of Tennessee under the Company's preferred generics program. In general, the Company's preferred generics program encourages pharmacies to stock a particular manufacturer's generic drugs ("preferred generics") in lieu of brand name or other generic drugs in the same therapeutic class by arranging for discounts on the purchase of preferred generics by pharmacies. Under Company-managed pharmacy benefit programs, the Company also provides financial incentives to pharmacies to sell preferred generics. These arrangements and incentives are designed to encourage participating pharmacies to dispense and sell preferred generics to all of their customers, including those not covered by Company-managed pharmacy benefit plans. The Company intends to expand its preferred generics program with Zenith Goldline to other geographic areas and is negotiating similar arrangements with other generic drug manufacturers. The Company also plans, subject to economic and other conditions, to distribute generic and over-the-counter drugs under its own private label. Certain agreements may restrict the Company's ability to compete in certain areas of the Company's preferred generics business, its planned drug distribution business and certain other business areas. See "--Preferred Generics" and "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline."

INDUSTRY OVERVIEW

  Pharmacy Benefit Management. The retail pharmaceutical market has grown in recent years, with over two billion prescriptions filled and estimated sales of approximately $77 billion in 1995. Pharmaceutical costs, as well as other medical costs, are increasingly being covered by sponsors of public and private health plans, including plans administered by managed care organizations. Approximately 42% of retail prescriptions during 1994 were paid by plan sponsors, with over 50 million people in the United States belonging to managed care organizations at the end of 1994. Industry sources estimate that by the year 2000 approximately 80 million people in the United States are expected to belong to managed care organizations, and that such organizations are expected to be responsible for approximately 77% of all retail prescriptions.

  Industry-wide financial pressures have created incentives for managed care organizations and other plan sponsors to limit their exposure to rising medical costs. In order to focus on their core business, plan sponsors have increasingly turned to pharmacy benefit managers to help administer and control the cost of the pharmacy benefit component of their overall benefit programs. Pharmacy benefit managers have typically operated on a fee-for-service basis in which the profitability of the pharmacy benefit manager is based more upon the volume of claims processed than upon the reduction of the cost of the pharmacy benefit. The Company believes that in order for plan sponsors and pharmacy benefit managers to maintain profitability, they have increasingly relied on rebates from drug manufacturers and have reduced reimbursement rates to retail pharmacies. This trend has contributed to a general decrease in retail pharmacy profitability and consolidation in the retail pharmacy industry.

  Generic Drugs. The Company believes that generic drug sales will continue to increase, primarily because of the expiration of patents on brand name drugs and their relatively high cost compared to generic drugs, which typically sell at a 30% to 70% discount to brand name drug equivalents. There were an estimated $28 billion of off-patent brand name drug sales at retail during 1994 for which a generic equivalent was available. In addition, patents on brand name drugs with estimated sales at retail of approximately $23 billion are scheduled to expire from 1996 through 2006. Generic drug sales at retail have increased steadily in recent years, reaching an estimated $6.3 billion in 1994.

  Certain other factors that have contributed, and that are expected to continue to contribute, to the increase in the sales of generic drugs include the following: (a) the continuing transition of health plans from cost reimbursement to managed care has encouraged the use of lower-cost generic drugs when available; (b) changes in distribution patterns have resulted in more prescription drugs being sold through sources that are financially motivated to use lower-cost generic drugs, such as managed care organizations, preferred provider pharmacy networks and mail order drug distributors; (c) various state laws have been enacted that enable, and in some instances mandate, the use of generic drugs; (d) greater awareness and acceptance of the safety and efficacy of generic drugs among consumers, prescribers and pharmacists; and (e) streamlined procedures for approval of certain generic drugs have provided an incentive for manufacturers to develop generic equivalents for brand name drugs with smaller markets.

RELATIONSHIP WITH RXCARE AND TENNCARE

  Virtually all of the Company's revenues to date have been derived from operations in the State of Tennessee under the Company's contract with RxCare of Tennessee, Inc. ("RxCare"), a professional services administrative organization owned by the Tennessee Pharmacists Association and representing approximately 1,200 retail pharmacies in Tennessee. RxCare initially retained the Company in 1993 to assist in obtaining health plan pharmaceutical benefit business for Tennessee pharmacies and related services, including pharmacy benefit design and pricing. See "Certain Transactions--Relationship with RxCare."

  In December 1993, the State of Tennessee announced the institution effective January 1, 1994 of its TennCare program, a so-called "Medicaid waiver" state health program for formerly Medicaid-eligible, and certain uninsured and uninsurable, Tennessee residents. Under this program, selected plan sponsors contracted with the State of Tennessee to provide mandated medical services to designated portions of the TennCare beneficiaries on a capitated basis. In turn, certain of these plan sponsors contracted with RxCare to provide TennCare-mandated pharmaceutical benefits to the plan sponsor's TennCare beneficiaries through RxCare's network of retail pharmacies, in most cases on a corresponding capitated basis. In addition, RxCare is typically required to share with plan sponsors its manufacturers' rebates and profits.

  In March 1994, the Company agreed with RxCare to provide a broad range of pharmacy benefit management services with respect to RxCare's TennCare and private pharmaceutical benefit businesses. The Company pays certain amounts to RxCare and is compensated by sharing with RxCare the profit, if any, from activities under RxCare's contracts with TennCare plan sponsors and other plan sponsors in Tennessee. Under the RxCare contract, the Company performs essentially all of RxCare's obligations under its pharmacy benefit contracts with sponsors of public and private health plans in Tennessee. The Company (a) markets and negotiates new pharmacy benefit management contracts, (b) designs and prices the pharmacy benefit programs (including restricted formularies and related procedures) with local health care professionals, (c) manages the delivery of the pharmacy benefits through RxCare's pharmacy network (including recommending the prices that RxCare pays pharmacists for each drug), (d) provides or arranges for the provision by third parties of claims processing and other pharmacy benefit management functions, (e) receives fees due from the plan sponsors, (f) designs and administers incentive programs with suppliers of pharmaceutical products covered by the plans (including the collection of rebates from manufacturers on drugs dispensed under the plans) and (g) makes payments to pharmacies for delivered pharmacy benefits. The Company also negotiates agreements with pharmacies on behalf of RxCare which establish the terms of their participation in the network. Although the Company has been performing substantially all of RxCare's obligations under RxCare's contracts with plan sponsors since January 1994, no plan sponsor has been asked to formally consent to such arrangements, including certain sponsors whose contracts with RxCare require prior written consent thereto. RxCare may reasonably decline to execute any contract with plan sponsors or pharmacies, or any amendment or renewal thereof, negotiated by the Company on behalf of RxCare. While most of RxCare's private pharmacy benefit management contracts provide for payment of per-transaction network fees or traditional fee-for-service compensation, over 90% of RxCare's TennCare business under contracts with plan sponsors was serviced by the Company on a capitated basis during 1995. The Company's contract with RxCare is scheduled to expire in December 1998 unless renewed in accordance with its terms. In December 1995, the Company also agreed with RxCare to assist network pharmacies in obtaining generic drugs in return for a fee payable to the Company by vendors of generic drugs.

  At June 30, 1996, the Company provided pharmacy benefit management services to 19 plan sponsors with an aggregate of approximately 1.1 million plan members in Tennessee, primarily on a capitated basis. Substantially all of such members participate in health plans of six of such plan sponsors, representing approximately 88% of the eligible participants in the TennCare program. Since program inception in January 1994, the generic utilization rate as a percentage of all covered prescriptions under the Company's pharmacy benefit management programs has averaged 67%, compared to an industry average of 40% during 1994.

  RxCare's contracts with TennCare plan sponsors typically are for a term of one year and are subject to automatic renewal unless notice of termination is given by either party. Those contracts are subject to early termination upon the occurrence of certain events, including a breach of the agreement which is not cured within 30 days of notice, insolvency, termination of the TennCare program (which is currently scheduled to terminate on December 31, 1998) or termination of the plan sponsor's contract with the State of Tennessee. RxCare's contracts with Tennessee Primary Care Network, Inc., Preferred Health Partnership and Health Net accounted for approximately 60%, 15% and 13%, respectively, of the Company's revenues in 1994, and RxCare's contracts with Blue Cross and Blue Shield of Tennessee and Tennessee Primary Care Network, Inc. accounted for approximately 45% and 30%, respectively, of the Company's revenues in 1995. Although the Company continues to add new Tennessee private plan sponsors as customers under the RxCare contract, the loss of the Blue Cross and Blue Shield or Tennessee Primary Care Network contracts, or the RxCare contract, would have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Dependence on RxCare Relationship."

  There is a Federal court case pending against the Secretary of the U.S. Department of Health and Human Services which seeks to have certain experimental and demonstration Medicaid programs, including TennCare, declared unlawful. The case was brought in June 1994 by the National Association of Community Health Centers in the U.S. District Court for the District of Columbia, and has resulted in the intervention by eight states (including the States of Tennessee and Rhode Island) as named defendants. Among other grounds cited, the plaintiffs allege that such programs fail to comply with the Federal statutory criteria authorizing such programs. The suit also seeks an injunction revoking the Secretary's approval of such programs and requiring their phase-out over a six-month period. A decision which revokes or otherwise restricts the TennCare program would have a material adverse effect on the Company's business and results of operations.

BENEFIT MANAGEMENT SERVICES

  The Company offers plan sponsors a broad range of services that are designed to ensure the cost-effective delivery of clinically acceptable pharmacy benefits. The Company's benefit management programs include a number of design features and fee structures that are tailored to suit a customer's particular service and cost requirements. In addition to traditional fee-for-service arrangements, the Company offers alternative methodologies for pricing its various benefit management packages, including charging a fixed fee per capita, as well as sharing costs exceeding established per capita amounts or sharing savings where costs are less than established per capita amounts. During 1995, approximately 90% of the Company's revenues was derived from capitated contracts. Benefit parameters are managed through a point-of-sale ("POS") claims processing system through which real-time electronic messages are transmitted to pharmacists to ensure compliance with specified parameters before services are rendered. The Company's organization and programs are clinically oriented, with a high proportion of staff having pharmacological certification, training and experience. The Company uses commissioned independent agents and brokers, as well as its own employees, to solicit business from plan sponsors.

  Benefit management services available to customers of the Company include the following:

  Formulary Design and Compliance. The Company offers flexible formulary designs to meet the plan sponsor's requirements. Many plan sponsors do not restrict coverage to a specific list of pharmaceuticals and are said to have no formulary or an open formulary that generally covers all FDA-approved drugs except certain classes of excluded pharmaceuticals (such as certain vitamins and cosmetic, experimental, investigative or over-the-counter drugs). As a result of rising program costs, the Company believes that both public and private health plans have become increasingly receptive to restricting the drugs covered in any given therapeutic class. Once a determination has been made by a plan sponsor to utilize a restricted or closed formulary, the Company actively involves local Pharmacy and Therapeutics Committees (consisting of local plan sponsors, prescribers, pharmacists and other health care professionals) to design clinically acceptable formularies in order to control costs. The composition of the formulary is subject to the final approval of the plan sponsor.

  An essential component of formulary design is the promotion of the substitution of therapeutically equivalent generic drugs, in lieu of brand name drugs, to the extent permitted by law and standards of medical and pharmacy practice. Increased usage of generic drugs by Company-managed pharmacy benefit programs also enables the Company to obtain purchasing concessions and other financial incentives on generic drugs, which may be shared with plan sponsors. While brand name drug rebates are also negotiated under certain circumstances, the Company believes that it is less dependent on such rebates than certain larger pharmacy benefit managers, particularly those that are owned by drug manufacturers.

  The primary method for assuring formulary compliance is that pharmacists will not be reimbursed for dispensing non-formulary drugs, subject to certain limited exceptions. The Company also provides financial incentives to pharmacists to utilize preferred status products. Formulary compliance is managed with the active assistance of participating network pharmacists, primarily through prior authorization procedures, on-line POS edits as to particular subscribers and other network communications. Overutilization of medication is monitored and managed through quantity limitations, based upon nationally recognized standards and guidelines regarding maintenance vs. non-maintenance therapy and the use of certain therapeutic classes of drugs and specific medications. Step protocols, which are procedures requiring that preferred therapies be tried and shown ineffective before less favored therapies are covered, also are established by the Company in conjunction with local Pharmacy and Therapeutics Committees to control improper utilization of certain high-risk or high-cost medications.

  Overrides and Prior Authorizations. The Company's formularies typically provide an appropriate selection of covered drugs within all major therapeutic classes to treat the vast majority of medical conditions. However, provision is made for covering non-formulary drugs (other than excluded products) when shown to be clinically appropriate. Since non-formulary drugs ordinarily are automatically rejected for coverage by the real-time POS system, procedures may be employed to override restrictions on non-formulary medications for a particular patient and period of treatment. Restrictions on the use of certain high-risk or high-cost formulary drugs may be similarly overridden through prior authorization procedures. Non-formulary overrides and prior authorizations are processed on the basis of documented, clinically-supported medical necessity and typically are granted or denied within 24 hours after request. Requests for, and appeals of denials of, coverage in these cases are handled by the Company through its staff of trained pharmacists, nationally certified pharmacy technicians and board certified pharmacotherapy specialists. Further, in case of a medical emergency as determined by the dispensing pharmacist, the Company authorizes, without prior approval, short-term supplies of antibiotics and certain other medications.

  Drug Usage Evaluation. Drug usage is evaluated on a concurrent, prospective and retrospective basis, utilizing the real-time POS system and proprietary information systems, for multiple drug interactions, drug-health condition interactions, duplication of therapy, step therapy protocol enforcement, minimum/maximum dose range edits, compliance with prescribed utilization levels and early refill notification. The Company also maintains an on-going drug utilization review program in which select medication therapies are reviewed and data collected, analyzed and reported for management and educational applications.

  Pharmacy Data Services. The Company is currently developing systems to provide plan sponsors with real-time access to pharmacy, financial, claims, prescriber, subscriber and dispensing data.

  Claims Processing. The Company utilizes claims processing data to generate reports for management and plan sponsor use, including drug utilization review, quality assurance, claims analysis and rebate contract administration. The Company also intends to market its existing claims processing capability to plan sponsors.

  Disease Management. The Company designs and administers programs geared toward specific diseases to maximize the benefit of pharmaceutical use as a tool in achieving therapy goals. Programs focus on preventing high risk events, such as asthma exacerbations or stroke, through appropriate use of pharmaceuticals, while eliminating unnecessary or duplicate therapies. Key components of these programs include health care provider training, integration of care between health disciplines, monitoring of patient compliance, measurement of care process and quality, and providing feedback for continuous improvement in achieving therapy goals. Diseases that can be favorably affected through customized pharmaceutical management include asthma, hypertension, hypercholesterolemia, tuberculosis and diabetes. Other patients who can benefit from these services include those who receive long-term institutional care and individuals who are at high risk for adverse drug reaction due to complex, multiple drug maintenance regimens.

PREFERRED GENERICS

  The Company believes it is able to increase a generic drug manufacturer's market share in regions where the Company has established relationships with pharmacy networks. The Company encourages pharmacies to stock a particular manufacturer's generic drugs ("preferred generics") in lieu of brand and other generic drugs in the same therapeutic class by generally arranging for discounts on the purchase of preferred generics by pharmacies. Under Company-managed pharmacy benefit programs, the Company also provides financial incentives to pharmacies to sell preferred generics. These incentives are designed to encourage participating pharmacies to dispense and sell preferred generics to all of their customers, including those not covered by Company-managed pharmacy benefit plans. The Company also offers generic drug manufacturers consulting services with respect to marketing and promoting their generic drugs.

  The Company is currently marketing and promoting certain preferred generic drugs of Zenith Goldline pursuant to two three-year contracts entered into in December 1995. Under one contract, the Company has agreed to use its best efforts to cause Zenith Goldline to be designated as the preferred or exclusive supplier of certain generic drugs carried by Zenith Goldline under the Company's TennCare programs. The Company is also required to pay certain incentive fees to pharmacists for dispensing Zenith Goldline products to persons covered by the Company's TennCare programs. In return, the Company receives a fee based on a percentage of the growth in Zenith Goldline's gross margins from related sales. Under the other agreement, MIM Strategic Marketing, LLC ("MIM Strategic"), a Rhode Island limited liability company and a 90%-owned subsidiary of the Company, has agreed to provide marketing and sales information relating to generic drugs. In return, the Company receives a fee based on a percentage of the growth in Zenith Goldline's gross margins from sales in Tennessee other than those related to TennCare members. Zenith Goldline owns 10% of MIM Strategic. See "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline." The agreements prohibit the Company from accepting any proposal from any other manufacturer or seller of generic drugs to participate in a program anywhere in the United States similar to the Company's arrangement with Zenith Goldline without first offering Zenith Goldline the right to participate on the same terms. The Company is currently negotiating with Zenith Goldline to extend such services to other states and the Company intends to offer such services to other generic drug manufacturers.

  The Company may, subject to economic conditions and other factors, expand its business to become a private label distributor of generic and over-the-counter drugs, by buying discounted drugs in bulk from manufacturers for resale and further distribution, at least initially, through wholesalers and other traditional industry distribution channels.

COMPETITION

  The pharmacy benefit management and generic drug distribution businesses are each highly competitive, and many of the Company's current and potential competitors have considerably greater financial, technical, marketing and other resources than the Company. The pharmacy benefit management business includes a number of large, well capitalized companies with nationwide operations and many smaller organizations typically operating on a local or regional basis. Some of the larger organizations are owned by or otherwise related to a brand name drug manufacturer and may have significant influence on the distribution of pharmaceuticals. Among larger companies offering pharmacy benefit management services are Medco Containment Services, Inc. (a subsidiary of Merck & Co., Inc.), Caremark International Inc., PCS, Inc. (a subsidiary of Eli Lilly & Company), Express Scripts, Inc., Value Health, Inc., Diversified Pharmaceutical Services, Inc. (a subsidiary of SmithKline Beecham) and National Prescription Administrators, Inc. Numerous insurance and Blue Cross and Blue Shield plans, managed care organizations and retail drug chains also have their own pharmacy benefit management capabilities.

   Generic drugs are distributed by numerous generic drug distributors, drug wholesalers and mail order suppliers. Generic drug distributors and wholesalers generally offer a broad line of generic drugs from a variety of sources to a diverse customer base, typically including independent retail and chain pharmacies, government agencies and managed care organizations. Chain pharmacies use their size to procure pharmaceuticals on advantageous terms, and independent pharmacies frequently are offered opportunities through trade and wholesaler organizations to join group purchasing efforts. In addition, certain agreements between Zenith and Messrs. Klein and Friedman may restrict the Company's ability to compete in certain areas of its preferred generics business, its planned drug distribution business and certain other business areas. See "Certain Transactions--Relationship of Certain Executive Officers with Zenith and Zenith Goldline."

GOVERNMENT REGULATION

  The Company's current and planned businesses are subject to extensive Federal and state laws and regulations. While management believes that the Company is in material compliance with all existing laws and regulations material to the operation of its business, many of the laws and regulations affecting it are uncertain in their application and are subject to interpretation and change. Laws regulating healthcare businesses, and interpretations thereof, are undergoing rapid change. As controversies continue to arise in this area, for example, regarding the efforts of plan sponsors and pharmacy benefit managers to limit formularies, alter drug choice and establish limited networks of participating pharmacies, Federal and state regulation and enforcement priorities in this area can be expected to increase, the impact of which on the Company cannot be predicted. There can be no assurance that the Company will not be subject to scrutiny or challenge under one or more of these laws or that any such challenge would not be successful. Any such challenge, whether or not successful, could have a material adverse effect upon the Company's business and results of operations. Further, there can be no assurance that the Company will be able to obtain or maintain any of the regulatory approvals that may be required to operate its business, and the failure to do so could have a material adverse effect on the Company's business and results of operations.

  Anti-Kickback Laws. Subject to certain exceptions, a Federal law (the "Federal Anti-Kickback Statute") prohibits the payment or receipt of any remuneration, directly or indirectly, to induce, arrange for or recommend the purchase of health care items or services paid for in whole or in part by the Medicare or state health care programs (including Medicaid and TennCare), and certain state laws (including professional licensing laws prohibiting fee-splitting) contain similar provisions that may extend the prohibition to cover items or services that are paid for by private insurance and self-pay patients (together with the Federal Anti-Kickback Statute, the "Anti-Kickback Laws"). The Company's arrangements with RxCare, RxCare's Chairman, Zenith Goldline, other drug manufacturers, marketing agents, brokers, health plan sponsors and pharmacies involve payments to or from persons providing or purchasing, or recommending or arranging for the purchase of, items or services paid in part by the TennCare program or by other programs covered by the Anti-Kickback Laws. See "Certain Transactions." Management believes the Company is in compliance with the Anti-Kickback Laws; however, the laws in this area are uncertain in their application, and there can be no assurance that in the future the foregoing arrangements will not be challenged or found to violate such laws if, among other things, a party thereto is found to have the requisite intent. As a felony provision, a violation of the Federal Anti-Kickback Statute requires proof of criminal intent, with those found in violation subject to substantial criminal penalties, as well as exclusion from the Medicare and Medicaid (including TennCare) programs. Courts differ, however, regarding the requisite level of criminal intent necessary to find a violation of the Federal Anti-Kickback Statute. Although a Federal appellate court has ruled that a violation requires proof that the parties specifically intended to violate the law, this decision was not followed in subsequent cases. State Anti-Kickback Laws may impose different standards of intent than the Federal Anti-Kickback Statute.

  In July 1991 and January 1996, the Department of Health and Human Services Office of Inspector General ("OIG") issued so-called "safe harbor" regulations specifying certain managed care, discount, management and personal services, group purchasing, investment interests and other arrangements involving payments which, although potentially capable of constituting unlawful remuneration, will be protected from prosecution or civil sanctions under the Federal Anti-Kickback Statute. There can be no assurance that any of the Company's arrangements mentioned above will be found to be protected by these safe harbors, and in some instances it is clear that they are not so protected. The OIG has indicated, however, that failure of an arrangement to comply with a specific safe harbor provision does not necessarily indicate that it will challenge the arrangement or that it violates the Federal Anti-Kickback Statute.

  In August 1994, the OIG issued a Fraud Alert describing prescription drug marketing practices that the OIG might investigate under the Federal Anti-Kickback Statute, including among other things product conversion programs that offer cash rewards to pharmacies for switching prescriptions from one drug to another. The Fraud Alert also indicates that a payment may be considered improper if it is made to a person in a position to generate business for the paying party, is related to the volume of business generated and exceeds the fair market value of services rendered to the payor, or is unrelated to any service other than referrals. The Fraud Alert uses broad language to describe some of the practices that it indicates the OIG might investigate, and it could be interpreted as including among them some of the Company's practices, including Zenith Goldline and other drug manufacturer rebate payments to the Company and the Company's incentive payments to pharmacists under its preferred generics program. Although a Fraud Alert represents a statement of the OIG's views, it is not binding on a court. Management believes that the kinds of financial incentives paid to or by the Company in connection with the TennCare program, where it has been acting as a purchaser of pharmacy benefits on behalf of plan sponsors, are not prohibited by the Federal Anti-Kickback Statute.

  Payments by a health care provider to an entity that refers or influences the referral of Medicare or Medicaid business and subcontracts a substantial portion of the required services and financial risk to the health care provider have been the subject of an OIG Fraud Alert on Joint Venture Arrangements issued in April 1989 and a formal proceeding brought by the OIG under the Federal Anti-Kickback Statute seeking to exclude the parties from the Medicare and Medicaid programs. Payments by a health care provider to a consultant who has influence over Medicare or Medicaid referrals because of his position of authority with a referral source have been the subject of successful prosecutions by the Department of Justice under the Federal Anti-Kickback Statute. In such cases, a court's inquiry is directed towards whether the payments were intended in whole or in part to induce referrals or whether they were for other legitimate purposes. Some Federal appeals courts have held that if one among a number of purposes for a payment is improper, then the payment is unlawful. Although not protected by safe harbor regulations, the Company believes that its payments to RxCare and RxCare's Chairman, a consultant to the Company, and Zenith Goldline's investment in a subsidiary of the Company comply with the Federal Anti-Kickback Statute. However, no assurances can be given that a successful challenge might not be brought involving one or more such transactions. Whether or not successful, such a challenge could have a material adverse effect on the Company's business and results of operations.

  In recent years, Federal health care prosecutions have been initiated by so-called qui tam litigants who file suits as private parties on behalf of the government seeking a portion of the fines eventually assessed by prosecutors against health care providers alleged to have filed false claims with the Medicare or Medicaid programs. Some courts have permitted qui tam actions to proceed where the wrongful activity alleged is a violation of the Federal Anti-Kickback Statute. In general, if one or more of the Company's transactions were found to constitute false claims or deemed to be fraudulent under state or Federal laws, the Company and responsible individuals could be subject to substantial civil and criminal penalties and restitution. Specifically, if one or more of the Company's transactions described under "Certain Transactions" were determined to be inappropriately classified or described, the Company could be required to make restitution or pay other sums as compensation or penalties.

  In addition to the Anti-Kickback Laws, certain state laws designed to protect consumers have been the basis for investigations and multi-state settlements requiring the discontinuance of certain financial incentives provided by manufacturers to retail pharmacies to promote the sale of the manufacturers' drugs. One recent settlement required, among other things, that a pharmacy benefit manager owned by a drug manufacturer inform physicians of the identity of its owner and the manufacturer of the drugs being recommended when attempting to persuade physicians to switch prescription drugs.

  Antitrust Laws. Numerous lawsuits have been filed throughout the United States by retail pharmacies against drug manufacturers challenging certain brand drug pricing practices under various state and Federal antitrust laws. Although the Company is not a party to any of these proceedings, its operations are subject to review and scrutiny under those laws. The suits allege, among other things, that the manufacturers have offered, and certain pharmacy benefit managers have knowingly accepted, discounts or rebates on drug purchases that allegedly violate the Federal Robinson-Patman Act in that similar discounts were not available to retail pharmacies. A Federal district court judge in one such suit recently rejected a proposed monetary settlement that required no change in the challenged pricing practices. The parties to that civil suit have agreed to settle the disputes by agreeing to an injunction that meets the court's objections to the previously proposed settlement by prohibiting the defendant drug manufacturers from refusing to offer discounts based solely on the status of the buying entity, and by providing that to the extent that retail pharmacies and retail buying groups can demonstrate an ability to affect market share in the same or similar manner as managed care entities, retailers will be entitled to the same types of discounts given to managed care entities. Although the Company is not a party to that civil suit, under the terms of the revised settlement approved in June 1996 the availability to the Company of certain discounts, rebates and fees that the Company presently receives in connection with its drug purchasing and formulary administration programs could be adversely affected and the Company could encounter increased competition from pharmacies and pharmacy chains. In addition, the FTC has reportedly recently begun an investigation of the defendants' pricing practices complained of in these cases.

  In June 1996, the FTC's proposed consent decree with RxCare and its parent, the Tennessee Pharmacists Association ("TPA"), became final. Under the terms of the consent decree, RxCare and TPA are prohibited from entering into a "most favored nations" clause (under which a participating pharmacy that accepts a lower reimbursement rate than that offered by RxCare must reduce its charges to RxCare) with any pharmacy or from suggesting or assisting any other person to do so. The FTC contends that such clause had the effect of increasing prices charged by pharmacies to purchasers of prescription drugs in Tennessee because the preponderance of pharmacies in Tennessee are members of RxCare and because RxCare accounted for a substantial portion of drug purchases from each pharmacy. Because the FTC justified its challenge and the decree, in part, on RxCare's potential market power in Tennessee, business arrangements and practices involving RxCare, either directly or indirectly, or involving sales to or purchases by RxCare-affiliated pharmacies may face heightened scrutiny or continued review from an anti-competitive perspective by state or Federal regulators and possible challenge by private parties. The existence of this consent order therefore may hamper the Company's effort to develop or pursue competitive opportunities, in Tennessee or elsewhere, in areas such as group purchasing or market advocacy on behalf of drug manufacturers. Prolonged proceedings involving regulatory or private party challenges to the Company's activities would be costly to the Company and divert its resources, including key personnel. An adverse determination in such a proceeding could have a material adverse effect on the Company.

  Drug Distribution Laws. The Federal Food, Drug and Cosmetic Act generally regulates the introduction, manufacture, advertising, labeling, packaging, storage, handling, marketing and distribution of, and recordkeeping for, pharmaceuticals shipped in interstate commerce. The Prescription Drug Marketing Act of 1987 amended the Federal Food, Drug and Cosmetic Act and established certain requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be registered with the Secretary of Health and Human Services or licensed by each state in which they conduct business in accordance with federally established guidelines on storage, handling and records maintenance. If the Company distributes pharmaceutical products, it will be subject to inspection by the Food and Drug Administration ("FDA") and will be required to maintain licenses and permits under the laws of the states in which it operates. Failure by the Company of an FDA inspection or to comply with any of the foregoing laws, licenses, permits or other requirements could result in a suspension of one or more of its operations and in penalties, which could have a material adverse affect on the Company.

  State Regulation. Many states have statutes and regulations that do or may impact the provision of pharmacy benefits. In some states, pharmacy benefit managers may be subject to regulation under insurance laws or laws licensing HMOs and other managed care organizations, in which event requirements could include the maintenance of reserves, required filings with regulatory agencies, and compliance with disclosure requirements and other regulation of the Company's operations. A number of states have laws designed to restrict limitations on the consumer's choice of pharmacies. Some states require that the benefits of discounts negotiated by managed care organizations be passed along to consumers in proportionate reductions of co-payments. Some states require that pharmacies be permitted to participate in provider networks if they are willing to comply with network requirements. Other states require pharmacy benefit managers to follow certain prescribed procedures in establishing a network and admitting and terminating its members. Many states require that Medicaid obtain the lowest prices from a pharmacy, which may limit the Company's ability to reduce the prices it pays for drugs below Medicaid prices. States have a variety of laws regulating pharmacists' ability to switch prescribed drugs or to split fees, which could impede the Company's business strategy.

  ERISA. If the Company were determined to be a fiduciary under ERISA because it was found to have discretionary responsibility for part or all of a group health plan's administration, or because it was found to exercise authority or control over the management or disposition of the plan's assets, the Company could be restricted from commercial activities and relationships with pharmacies, drug manufacturers and others deemed to conflict with its fiduciary duties to plan members under ERISA statutes and regulations. Violation of ERISA may result in substantial civil penalties and damage awards to affected plan beneficiaries.

LEGAL PROCEEDINGS

  On March 5, 1996, the Company was added as a third-party defendant in a proceeding in the Superior Court of the State of Rhode Island. The third-party plaintiffs, Medical Marketing Group, Inc. ("MMG"), PPI Holding, Inc. ("PPI Holding") and Payer Prescribing Information, Inc. ("PPI"), allege that the Company employed E. David Corvese, the Company's Vice Chairman, with knowledge of covenants not to compete in effect between Mr. Corvese and PPI, PPI Holding and MMG that prevent Mr. Corvese from competing in the area of the collection, analysis or marketing of data for the pharmaceutical or health care industries relating to physician practice demographics and the influence of managed care plans. The complaint alleges that the Company interfered with the contractual relationship between the parties and that it misappropriated MMG's and PPI's confidential information through its employment of Mr. Corvese. The complaint seeks to enjoin the Company from using confidential information allegedly misappropriated from MMG and PPI and seeks an unspecified amount of compensatory and consequential damages, interest and attorneys' fees. The Company and Mr. Corvese believe the claim is without merit and intend to vigorously defend against it; however, the loss of this litigation could have a material adverse effect on the Company's business and results of operations.

FACILITIES AND EMPLOYEES

  The Company's corporate headquarters are located in approximately 9,500 square feet of leased office space in Pearl River, New York. For its operational needs, the Company leases approximately 24,000 square feet of office space in South Kingstown, Rhode Island, approximately 5,000 square feet in Nashville, Tennessee and approximately 1,850 square feet in Memphis, Tennessee. The Company believes that its facilities, while currently adequate, will need to be augmented as additional headquarters staff are added. The addition of new pharmacy benefit management business, if obtained, may require the Company to lease additional local facilities to support effective delivery by the Company of its programs and services.

  At June 30, 1996, the Company employed a total of 80 people, 17 of whom are licensed pharmacists. The Company's employees are not represented by any union, and, in the opinion of management, the Company enjoys good relations with its employees.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Board of Directors currently consists of seven members. The Company's directors and executive officers are as follows:

NAME                      AGE POSITION
- ----                      --- --------
John H. Klein............  50 Chairman of the Board, Chief Executive Officer
                               and Director
E. David Corvese.........  40 Vice Chairman of the Board and Director
Richard H. Friedman......  45 Chief Financial Officer, Chief Operating Officer,
                               Treasurer and Director
Todd R. Palmieri.........  31 Executive Vice President--Business Development
                               and Director
Leslie B. Daniels........  49 Director
Louis A. Luzzi, Ph.D. ...  64 Director
Scott R. Yablon..........  45 Director

  JOHN H. KLEIN joined the Company in April 1996 and was elected Chief Executive Officer, Chairman of the Board and a director of the Company in May 1996. From May 1989 to December 1994, Mr. Klein served as President, Chief Executive Officer, a director and a member of the Executive Committee of the Board of Directors of Zenith Laboratories, Inc. ("Zenith"), a manufacturer of multi-source generic pharmaceutical drugs. In December 1994, Zenith was acquired by IVAX Corporation ("IVAX"), an international healthcare company and the world's largest multi-source generic pharmaceutical manufacturer and marketer. From January 1995 to January 1996, Mr. Klein was President of IVAX' North American Multi-Source Pharmaceutical Group and each of its operating companies, including Zenith and Zenith Goldline (collectively, "NAMPG"). From January 1995 to January 1996, he was also an executive officer and a member of the Executive Committee of IVAX. Pursuant to a termination and consulting agreement between Zenith and Mr. Klein executed in January 1996, Mr. Klein has agreed to work as an untitled employee of Zenith for up to three days per month through December 1996 and to act as a consultant to Zenith and its affiliates for up to three days per month from January 1997 through December 1998. See "Certain Transactions." Mr. Klein has served as Chairman of the Generic Pharmaceutical Industry Association since March 1995.

  E. DAVID CORVESE has served as a director of the Company since March 1996 and as Vice Chairman since May 1996. Mr. Corvese has served as Chairman of Pro-Mark Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Pro-Mark"), since June 1995 and also served as President and Chief Executive Officer of Pro-Mark from March 1994 to June 1995. From June 1991 to November 1993, Mr. Corvese served as President of Payer Prescribing Information, Inc. ("PPI"), a company engaged in the business of providing informational products, market analysis and consulting services to the pharmaceutical industry. From March 1990 to March 1992, he served as President of Kay-Rem Associates, Inc., a company engaged in the business of pharmaceutical consulting. Mr. Corvese is also a past President of the Rhode Island Pharmaceutical Association and a member of the American Pharmaceutical Association, the American Society of Hospital Pharmacists and the Rhode Island Society of Hospital Pharmacists.

  RICHARD H. FRIEDMAN joined the Company in April 1996 and was elected Chief Financial Officer, Chief Operating Officer, Treasurer and a director of the Company in May 1996. From May 1991 to January 1992, Mr. Friedman served as Vice President--Finance of Genpharm, Inc., a manufacturer and distributor of generic pharmaceuticals. From February 1992 to December 1994, he served as Chief Financial Officer and Vice President of Finance of Zenith. From January 1995 to January 1996, Mr. Friedman was Vice President of Administration of NAMPG. Pursuant to a termination agreement between Zenith and Mr. Friedman executed in February 1996, Mr. Friedman has agreed to work as an untitled employee of Zenith for up to three days per month through December 1996. See "Certain Transactions."

  TODD R. PALMIERI has served as Executive Vice President--Business Development and a director of the Company since May 1996 and as President of MIM Strategic Marketing, LLC, a Rhode Island limited liability company and majority-owned subsidiary of the Company, since December 1995. From December 1993 to August 1995, Mr. Palmieri served as Chief Financial Officer and a director of Pro-Mark. From January 1992 to September 1993, he served as Vice President--Operations and Product Development of PPI. From March 1991 to May 1992, Mr. Palmieri served as Vice President--Marketing and Business Development for Cole Associates Inc., a company engaged in pharmaceutical managed care marketing and consulting.

  LESLIE B. DANIELS has served as a director of the Company since May 1996. Mr. Daniels has been a principal of CAI Advisors & Co., an investment firm, since 1988. He was Chairman of the Board of Directors of Zenith from April 1990 to December 1994 and a director from December 1989 to December 1994. From December 1994 to December 1995, he was a director of IVAX. Mr. Daniels has served as a director of several public and private companies.

  LOUIS A. LUZZI, PH.D. has served as a director of the Company since July 1996. Dr. Luzzi is Dean of Pharmacy and Provost for Health Science Affairs of the University of Rhode Island College of Pharmacy. He has been a Professor of Pharmacy at the University of Rhode Island since 1981. Dr. Luzzi participates in several university, industry and government committees and has published numerous research articles.

  SCOTT R. YABLON has served as a director of the Company since July 1996. Since 1981, he has held the position of Vice President--Administration for Forbes, Inc. and currently is Vice President--Finance and Administration. He is also a member of the Investment Committee of Forbes, Inc., Vice President, Treasurer and Secretary of Forbes Investors Advisory Institute and Vice President and Treasurer of Forbes Trinchera, Sangre de Cristo Ranches, Fiji Forbes and Forbes Europe.

  The members of the Board of Directors will serve until the next annual meeting of stockholders and thereafter until their successors are elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has an Executive Committee, an Audit Committee and a Compensation Committee of the Board of Directors. The Executive Committee, currently comprised of Messrs. Klein, Corvese, Friedman and Palmieri, reviews the operating and strategic plans of the Company and, to the extent permitted by Delaware law, has all the powers of the Board of Directors to direct and manage the business and affairs of the Company. The Audit Committee, currently comprised of Messrs. Daniels, Friedman and Yablon, makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors, reviews and evaluates the Company's internal accounting controls and performs such other functions as directed by the Board of Directors. The Compensation Committee, currently comprised of Messrs. Daniels, Luzzi and Yablon, administers the Company's stock incentive plans. See "--Stock Incentive Plans."

COMPENSATION OF DIRECTORS

  Directors who are not officers of the Company ("Outside Directors") receive fees of $1,500 per month and $500 per meeting of the Board of Directors and any committee thereof and are reimbursed for expenses incurred in connection with attending such meetings. In addition, each Outside Director joining the Company since the adoption of the Company's 1996 Non-Employee Directors Stock Incentive Plan receives an option to purchase 20,000 shares of Common Stock under that plan. See "--Stock Incentive Plans." Directors who are also officers of the Company will not be paid any director fees.

EXECUTIVE COMPENSATION

  MIM Corporation was incorporated in March 1996 for the purpose of combining the businesses and operations of Pro-Mark and MIM Strategic Marketing, LLC. See "Certain Transactions--The Formation." Prior to the Formation in May 1996, substantially all of the operations of MIM Corporation were conducted by Pro-Mark. Accordingly, the following table sets forth certain information of Pro-Mark concerning the annual, long-term and other compensation of the chief executive officer of Pro-Mark and the four executive officers of Pro-Mark whose total annual salary and bonus exceeded $100,000 during 1995 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                   ------------
                                     ANNUAL COMPENSATION              AWARDS
                              ------------------------------------ ------------
NAME AND PRINCIPAL                                                  SECURITIES
POSITION WITH PRO-                                  OTHER ANNUAL    UNDERLYING   ALL OTHER
MARK(1)                  YEAR  SALARY      BONUS   COMPENSATION(2)  OPTIONS(3)  COMPENSATION
- ------------------       ---- --------    -------- --------------- ------------ ------------
E. David Corvese ....... 1995 $221,539(4) $100,000     $10,599      1,336,950     $33,000(5)
 Chairman of the Board
Todd R. Palmieri ....... 1995  139,809(6)  182,308       2,400        955,500          --
 Chief Financial Officer
Richard H. Krupski...... 1995  127,885       5,400       3,710         48,750          --
 Chief Executive Officer
 and President
Steven M. Dias ......... 1995  102,513      19,000       3,600             --          --
 Vice President
Michael R. Ryan ........ 1995   96,000      41,398       3,600         48,750          --
 Vice President

- --------
(1) The current executive officers of the Company are Messrs. Klein, Corvese, Friedman and Palmieri, and their respective annual base salary rates for 1996 are as follows: Mr. Klein ($325,000), Mr. Corvese ($325,000), Mr. Friedman ($275,000) and Mr. Palmieri ($210,000). Messrs. Krupski, Dias and Ryan are currently non-executive officer employees of the Company. See "-- Employment Agreements."
(2) Consists of car allowances.
(3) Represents options to purchase shares of Common Stock of the Company issued in connection with the Formation of the Company in exchange for options that were granted by Pro-Mark during 1995. See "Certain Transactions--The Formation."
(4) Includes $69,231 of compensation paid to Mr. Corvese by MIM Holdings, LLC. Mr. Corvese served Pro-Mark as Chairman of the Board, Chief Executive Officer and President prior to June 1995 and since June 1995 as Chairman of the Board.
(5) Represents certain legal costs and expenses paid by Pro-Mark and MIM Holdings, LLC on behalf of Mr. Corvese during 1995. See "Business--Legal Proceedings."
(6) Includes $53,846 of compensation paid to Mr. Palmieri by MIM Holdings,
    LLC.

  The following table sets forth information concerning stock option grants made during 1995 to the Named Executive Officers. These grants are also reflected in the Summary Compensation Table. In accordance with the rules and regulations of the Commission, the hypothetical gains or "option spreads" for each option grant are shown based on compound annual rates of stock price appreciation of 5% and 10% from the grant date to the expiration date. The assumed rates of growth are prescribed by the Commission and are for illustrative purposes only; they are not intended to predict the future stock prices, which will depend upon market conditions and the Company's future performance, among other things.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                     INDIVIDUAL GRANTS(1)
                         -----------------------------------------------
                                                                          POTENTIAL REALIZABLE
                                        % OF TOTAL                          VALUE AT ASSUMED
                         NUMBER OF       OPTIONS                         ANNUAL RATES OF STOCK
                         SECURITIES     GRANTED TO                       PRICE APPRECIATION FOR
                         UNDERLYING    EMPLOYEES IN EXERCISE                  OPTION TERM
                          OPTIONS      FISCAL YEAR    PRICE   EXPIRATION ----------------------
NAME                     GRANTED(#)        1995     ($/SHARE)    DATE        5%         10%
- ----                     ----------    ------------ --------- ---------- ---------- -----------
E. David Corvese........ 1,336,950(2)      53.6%     $.0067    3/30/10   $    9,665 $    28,460
Todd R. Palmieri........   906,750(2)      36.4       .0067    3/30/10        6,555      19,302
                            48,750(3)       2.0       .0067    3/23/10          352       1,038
Richard H. Krupski......    48,750(3)       2.0       .0067    3/23/10          352       1,038
Michael R. Ryan.........    48,750(3)       2.0       .0067    3/23/10          352       1,038

- --------
(1) Represents options to purchase shares of Common Stock of the Company issued in connection with the Formation of the Company in exchange for options granted by Pro-Mark during 1995. See "Certain Transactions--The Formation."
(2) Such options became immediately exercisable on the date of grant.
(3) Such options become exercisable in equal installments on the first three anniversaries of the date of grant.

  None of the Named Executive Officers exercised options during 1995. The following table sets forth for each Named Executive Officer the number of shares covered by both exercisable and unexercisable stock options held as of December 31, 1995. Also reported are the values for "in-the-money" options, which represent the difference between the respective exercise prices of such stock options and the assumed initial public offering price of $15.00 per share.

                   AGGREGATED FISCAL YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                    OPTIONS AT                OPTIONS AT
                                FISCAL YEAR-END(1)        FISCAL YEAR-END(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
- ----                         ----------- ------------- ----------- -------------
E. David Corvese............  1,336,950         --     $20,045,292  $       --
Todd R. Palmieri............    923,000     81,250      13,838,816   1,218,206
Richard H. Krupski..........         --     48,750              --     730,923
Steven M. Dias..............     12,650     25,300         189,665     379,330
Michael R. Ryan.............     16,250     81,250         243,641   1,218,206

- --------
(1) Represents options to purchase shares of Common Stock of the Company issued in connection with the Formation of the Company in exchange for options granted by Pro-Mark during 1994 and 1995. See "Certain Transactions--The Formation."

EMPLOYMENT AGREEMENTS

  In May 1996, Messrs. Klein, Corvese, Friedman and Palmieri entered into executive employment agreements with the Company which provide for initial base salaries at annualized rates of $325,000, $325,000, $275,000 and $210,000, respectively, and certain fringe benefits including automobile and life insurance allowances. Such executives are also eligible to participate in an executive bonus program for senior executive officers. The term of employment is four years, subject to earlier termination by either party. If employment is terminated early due to disability, or by the Company without cause, or by the executive with cause, the Company is obligated to continue to pay his salary and provide fringe benefits for twelve months following termination. During the term of employment and for one year after the later of termination of severance payments (unless the Company terminates the executive without cause) or employment, the executive may not, directly or indirectly, participate in the United States (other than with the Company) in the pharmacy benefit management business, any business then being engaged in by the Company or any component of any such business, nor may the executive induce any customers to take actions disadvantageous to the Company.

  Mr. Krupski entered into a three-year employment agreement with Pro-Mark in April 1995 which provides for an initial annual base salary of $175,000 and certain fringe benefits. In addition, Mr. Krupski will be eligible for incentive compensation or performance bonuses, not exceeding the sum of $25,000 in any calendar year, as determined by Pro-Mark's Board of Directors. During the term of his employment by Pro-Mark and for one year thereafter, Mr. Krupski may not, directly or indirectly, interfere with any business relationship between Pro-Mark and its employees, customers, suppliers or other business associates, or own, operate, or participate in the ownership or operation of, or in any manner be connected with, any business the principal activity of which is in competition with the pharmacy benefit management and consulting business or any other present or planned business of Pro-Mark or any of its subsidiaries. If Pro-Mark terminates Mr. Krupski's employment as a result of his disability or his unsatisfactory performance of his duties, Pro-Mark is obligated to pay him an amount equal to his base salary for a period of six months, with fringe benefits.

  Dr. Ryan entered into a three-year employment agreement with Pro-Mark effective April 1994 which provides for an initial annual base salary of $96,000 and certain fringe benefits. In March 1996, Dr. Ryan's annual base salary was increased to $125,000. In addition, Dr. Ryan will be eligible for incentive compensation or performance bonuses as determined by Pro-Mark's Board of Directors. During the term of his employment by Pro-Mark and for up to one year thereafter, Dr. Ryan may not, directly or indirectly, interfere with any business relationship between Pro-Mark and its employees, customers or suppliers or own, operate, or participate in the ownership or operation of, or in any manner be connected with, any business which is in competition with the drug benefit plan marketing and consulting business or any other present or planned business of Pro-Mark or any of its subsidiaries. If Pro-Mark terminates Dr. Ryan's employment as a result of (a) his unsatisfactory performance of his duties or (b) the termination, expiration or modification of government funding for TennCare or of the Federal waiver for TennCare, Pro-Mark is obligated to pay him an amount equal to his base salary for a period of up to three months.

STOCK INCENTIVE PLANS

 Employee Plan

  The Company's 1996 Stock Incentive Plan (the "Employee Plan") was adopted in May 1996 and provides for the grant of either statutory or non-qualified stock options to employees and key contractors of the Company to purchase up to an aggregate of 4,000,000 shares of Common Stock. In connection with the Formation of the Company in May 1996, the Company issued options to purchase an aggregate of 3,021,900 shares of Common Stock under the Employee Plan (of which options to purchase 2,686,400 shares were fully vested at July 15, 1996) at an exercise price of $.0067 per share in exchange for options to purchase shares of Pro-Mark common stock. In May and July 1996, the Company also granted options to purchase an aggregate of 875,739 shares of Common Stock under the Employee Plan (none of which were vested at July 15, 1996) at an exercise price equal to the initial public offering price of the shares offered in the Offering. Options granted under the Employee Plan vest in full upon a change in control of the Company, and have a term of up to 15 years. All options at the time of original grant were deemed to be at fair market value.

 Directors Plan

  The Company's 1996 Non-Employee Directors Stock Incentive Plan (the "Directors Plan" and, together with the Employee Plan, the "Plans") was adopted in July 1996. The purpose of the Directors' Plan is to attract and retain qualified individuals to serve as non-employee directors of the Company ("Outside Directors"), to provide incentives and rewards to such directors and to associate more closely the interests of such directors with those of the Company's stockholders. The Directors Plan provides for the automatic granting of non-qualified stock options to Outside Directors joining the Company since the adoption of the Directors Plan. Each such Outside Director receives an option to purchase 20,000 shares of Common Stock upon his or her initial appointment or election to the Board of Directors. The exercise price of such options is equal to the fair market value of the Common Stock on the date of grant. Options granted under the Directors Plan generally vest over three years. A reserve of 100,000 shares of Common Stock has been established for issuance under the Directors Plan. Options to purchase 40,000 shares of Common Stock are currently outstanding under the Directors Plan at an exercise price equal to the initial public offering price of the shares offered in the Offering.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") limits the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by the Delaware statute. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Company or its stockholders,
(b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. At present, there is no litigation or proceeding pending involving a director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director.

  The By-laws of the Company also provide for indemnification of the officers and directors of the Company to the fullest extent permitted under Delaware law.

  The Company believes the foregoing are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

THE FORMATION

  MIM Corporation was incorporated in Delaware in March 1996 for the purpose of combining the businesses and operations of Pro-Mark Holdings, Inc. ("Pro-Mark"), a Delaware corporation, and MIM Strategic Marketing, LLC ("MIM Strategic"), a Rhode Island limited liability company (the "Formation"). Immediately prior to the Formation, Pro-Mark was controlled by E. David Corvese, the Vice Chairman and a director of MIM Corporation, and MIM Strategic was controlled by MIM Holdings, LLC ("MIM Holdings"), a Rhode Island limited liability company. The owners of MIM Holdings prior to the Formation were Mr. Corvese and his wife, various trusts for the benefit of their family, and Todd R. Palmieri, currently Executive Vice President--Business Development and a director of MIM Corporation. Prior to the Formation, substantially all of the operations of MIM Corporation were conducted by Pro-Mark.

  The transactions that occurred in the Formation took place in May 1996 and were as follows:

  . The stockholders of Pro-Mark transferred their Pro-Mark shares to MIM Corporation in exchange for an aggregate of 4,500,000 shares of Common Stock of MIM Corporation (including an aggregate of 4,455,000 shares to Mr. Corvese), and the holders of options to purchase shares of common stock of Pro-Mark exchanged such options for options to purchase an aggregate of 3,021,900 shares of Common Stock of MIM Corporation (including options to purchase 1,336,950 shares to Mr. Corvese and options for 1,004,250 shares to Mr. Palmieri).

  . MIM Holdings redeemed a portion of Mr. Corvese's ownership interest in MIM Holdings in exchange for an ownership interest in MIM Strategic, and Mr. Corvese then transferred such ownership interest in MIM Strategic to MIM Corporation in exchange for 905,000 shares of Common Stock of MIM Corporation.

  . MIM Holdings redeemed all of Mr. Palmieri's ownership interests in MIM Holdings in exchange for an ownership interest in MIM Strategic, and Mr. Palmieri then transferred such ownership interest in MIM Strategic to MIM Corporation in exchange for 195,747 shares of Common Stock of MIM Corporation.

  . MIM Holdings assigned certain contract rights and transferred all of its remaining ownership interests in MIM Strategic to MIM Corporation in exchange for an aggregate of 2,423,053 shares of Common Stock of MIM Corporation.

  As a result of the foregoing transactions, Pro-Mark became a wholly-owned subsidiary of MIM Corporation and MIM Strategic became a 90%-owned subsidiary of MIM Corporation, with Zenith Goldline owning the remaining 10% ownership interest in MIM Strategic. Mr. Corvese and his wife and various trusts for the benefit of their family are the current owners of MIM Holdings. Messrs. Corvese and Palmieri and MIM Holdings are each principal stockholders of MIM Corporation. See "Principal Stockholders."

RELATIONSHIP OF CERTAIN EXECUTIVE OFFICERS WITH ZENITH AND ZENITH GOLDLINE

  In December 1995, the Company and Zenith Goldline, a major generic drug manufacturer and marketer and a subsidiary of IVAX, formed MIM Strategic for the purpose of enhancing the distribution of Zenith Goldline's pharmaceutical products in the State of Tennessee. Zenith Goldline contributed $1,150,000 to MIM Strategic in exchange for its 10% ownership interest in MIM Strategic.

  In December 1995, the Company entered into agreements to advise and assist Zenith Goldline in the distribution of Zenith Goldline's line of generic and non-prescription pharmaceutical products in the State of Tennessee in return for a fee based on a percentage of the growth in Zenith Goldline's gross margins from the distribution of such products. See "Business--Preferred Generics." John H. Klein, the Company's Chairman and Chief Executive Officer and a director, and Richard H. Friedman, the Company's Chief Financial Officer, Chief Operating Officer and Treasurer and a director, both of whom joined the Company in April 1996, were executive officers of Zenith Goldline at the time the Company entered into the agreements with Zenith Goldline.

  In January 1996, Mr. Klein and Zenith entered into a termination and consulting agreement, whereby Mr. Klein agreed to continue as an untitled employee of Zenith through December 1996 and to act as a consultant to Zenith and its affiliates from January 1997 through December 1998. Mr. Klein has agreed to devote up to three days per month to Zenith under such agreement, and Zenith has agreed to pay Mr. Klein $400,000 per year through December 1998. Under the agreement, Mr. Klein has agreed that he will not, prior to January 1999, own, manage, or be employed by, consult to or otherwise assist any business or enterprise that is substantially competitive with any material portion of the business of manufacturing prescription generic drugs as conducted by Zenith or its subsidiaries as of the date of the agreement. Such covenant may restrict the Company's ability to compete in certain areas of the preferred generics business, its planned drug distribution business and certain other business areas.

  In February 1996, Mr. Friedman and Zenith entered into a termination agreement, whereby Mr. Friedman agreed to continue as an untitled employee of Zenith through December 1996. Mr. Friedman has agreed to work up to three days per month under the agreement, and Zenith has agreed to pay Mr. Friedman an annual salary of $184,000 through December 1996. Mr. Friedman has agreed to a noncompetition covenant similar to that of Mr. Klein's that will be in effect through December 1996.

  As of June 30, 1996, Messrs. Klein and Friedman held options to purchase an aggregate of 288,150 and 84,955 shares, respectively, of common stock of Zenith's parent, IVAX. Although Messrs. Klein and Friedman intend to devote substantially all of their time to the business and operations of the Company, no assurance can be given that their rights and obligations under the above agreements or their interests in Zenith's parent will not result in or create a conflict of interest with their obligations to the Company.

RELATIONSHIP WITH RXCARE

  In March 1994, the Company entered into an agreement with RxCare agreeing to provide RxCare with a broad range of pharmacy benefit management services with respect to RxCare's TennCare and private pharmaceutical benefit businesses. Under the agreement, the Company shares with RxCare the Company's profit, if any, from such pharmaceutical benefit business. Based on the Company's estimated results of operations for 1994, the Company paid RxCare a profit sharing fee of $473,000 pursuant to the agreement in early 1995. The Company's actual operations for 1994 were subsequently determined not to be profitable. Although the Company does not intend to request repayment of the fee, the Company intends to offset such amount against future profit sharing amounts, if any, due to RxCare under the agreement. Under the agreement, the Company also agreed to pay RxCare $10,000 per month through October 1995 for the use of certain office space and equipment and $20,000 per month thereafter through December 1998. Expenses under this agreement were $100,000, $140,000 and $120,000 during 1994, 1995 and the first six months of 1996, respectively. The Company believes that the loss of the agreement with RxCare would have a material adverse effect on the Company's results of operations.

  Since January 1994, the Chairman of the Board and Chief Executive Officer of RxCare has been a consultant to the Company. Pursuant to the agreement between the Company and the consultant, the Company has agreed to pay the consultant $5,500 each month, and additional compensation as agreed by the parties for special projects, through December 1996. During 1994, 1995 and the first six months of 1996, the Company paid the consultant and a related party assignee a total of $516,000 (including $150,000 upon execution of the RxCare agreement and $300,000 for special projects related to the establishment of the Company's TennCare business), $66,000 and $33,000, respectively, under the agreement.

  In July 1995, the Company advanced RxCare approximately $1,957,000 to fund the losses RxCare had incurred in connection with one of its pharmacy benefit management contracts that is currently being managed by the Company under the above agreement with RxCare. Although the Company does not intend to seek repayment of the advance, the Company intends to offset such amount against future profit sharing amounts, if any, due to RxCare under the agreement.

OTHER TRANSACTIONS

  In March 1994, a brother of E. David Corvese received a loan of $150,000 from the Company bearing interest at the prime rate, with principal and interest payable upon demand. The loan was secured by his brother's present and future interests in the capital and profits of a subsidiary of the Company. The loan was repaid in 1995.

  In June 1994, Mr. and Mrs. Corvese received loans from the Company in the aggregate amount of $978,750 bearing interest at 5.42% per annum, with interest payable monthly and principal payable in full on or before June 15, 1997. The loans are secured by a first mortgage on their principal residence located in Peace Dale, Rhode Island. Indebtedness of $956,000 under the loans (including accrued interest) was outstanding at June 30, 1996.

  In August 1994, the Company provided Alchemie Properties, LLC ("Alchemie") with a $299,000 loan bearing interest at 10% per annum, with interest payable monthly and principal payable in full on or before December 1, 2004. Alchemie is a Rhode Island limited liability company of which Mr. Corvese is the manager and the principal owner. The loan is secured by a lien on Alchemie's rental income. Indebtedness of $280,000 under the loan was outstanding at June 30, 1996.

  In December 1994, the Company entered into a ten-year lease with Alchemie for approximately 7,200 square feet of office space in Peace Dale, Rhode Island. The Company paid $5,000, $60,000 and $30,000 in rent for this space during 1994, 1995 and the first six months of 1996, respectively. The Company has also expended an aggregate of approximately $480,000 for alterations and leasehold improvements to this space, which upon termination of the lease will accrue to the benefit of Alchemie.

  In September 1995, the Company entered into a two-year agreement with MIM Holdings, whereby MIM Holdings agreed to provide management and consulting services to the Company for a fee of $75,000 per month. During 1995 and the first quarter of 1996, the Company paid MIM Holdings $300,000 and $225,000, respectively, pursuant to the agreement. The agreement was terminated in March 1996.

  In December 1995, MIM Strategic advanced to MIM Holdings $800,000 for certain consulting services to be performed for MIM Strategic in 1996. During 1995, the Company also paid $278,000 for certain expenses on behalf of MIM Holdings. These amounts, totaling $1,078,000, were recorded as a stockholder note receivable at December 31, 1995. The Company has received a note from MIM Holdings guaranteed by Mr. Corvese for $456,000. The note bears interest at 10% per annum, payable quarterly, with principal due on March 31, 2001. The note is further secured by the assignment of two notes due to MIM Holdings from Messrs. Palmieri and Ryan in the aggregate amount of $456,000. The outstanding principal balance of the note plus accrued interest at June 30, 1996 was $467,000. The remaining $622,000 will not be repaid and was treated as a stockholder distribution during the first quarter of 1996.

  In January 1996, MIM Strategic entered into another agreement with MIM Holdings, whereby MIM Holdings agreed to provide to MIM Strategic operational and professional services for a fee of $50,000 per month. MIM Strategic paid MIM Holdings $150,000 under this Agreement during the first quarter of 1996. In connection with the Formation, MIM Holdings assigned such agreement to the Company. The agreement was terminated in May 1996.

  During the first quarter of 1996, the Company advanced $99,000 and $25,000 to MIM Holdings and Alchemie, respectively. During the second quarter of 1996, the advance to Alchemie was repaid in full and $13,000 of the advance to MIM Holdings was repaid. The $86,000 balance of the advance to MIM Holdings at June 30, 1996 is to be repaid by September 30, 1996 without interest.

  Prior to the affiliation of Messrs. Klein, Friedman and Daniels with the Company, the Company primarily was a pharmacy benefit manager providing capitated services to the TennCare Medicaid population of Tennessee. Drawing upon their experience, know-how, contacts and relationships, managerial expertise, contracts under negotiation and strategic understandings and plans relating to the generic drug and health care industries, the Company has determined to pursue a business strategy that emphasizes the promotion and distribution of generic drugs through exclusive contracts with preferred generic drug manufacturers and the marketing of risk sharing pharmacy benefit programs to sponsors of public and private health plans outside of Tennessee. Negotiations are currently proceeding with a number of generic drug manufacturers and plan sponsors. Management believes that combining the interests of Messrs. Klein, Friedman and Daniels with the interests of the Company has resulted in a business strategy uniquely suited to capitalize on the present and expected conditions in the pharmaceutical and health care industries. Based upon the foregoing, in May 1996 Mr. Corvese granted to Messrs. Klein, Friedman and Daniels options to purchase 1,800,000, 1,500,000 and 300,000 shares of his Common Stock, respectively, at an exercise price of $.10 per share. These options are immediately exercisable and have a term of ten years, subject to earlier termination upon certain mergers or consolidations of the Company or the sale or other disposition of all or substantially all of the assets of the Company ("Change in Control"). Mr. Corvese also granted to Mr. Klein an additional option to purchase 1,860,000 shares of his Common Stock at a price of $7.50 per share (the "Option"). The Option has a term of six years, subject to earlier termination (a) upon a Change in Control of the Company, (b) if Mr. Klein's four-year employment agreement with the Company is not renewed by the Company or, if renewed, his employment with the Company does not continue for any reason for an additional 12 months thereafter, or (c) Mr. Klein voluntarily terminates his employment with the Company prior to May 2001. Although the Option is immediately exercisable, Mr. Corvese will have the right to repurchase from Mr. Klein, at a purchase price of $7.50 per share, the shares of Common Stock issued upon exercise of the Option commencing seven months after the occurrence of an event described in (b) or (c) above, provided that Mr. Corvese's repurchase option will terminate upon a Change in Control of the Company or to the extent the Company achieves certain levels of consolidated net income in any one fiscal year. Mr. Klein has agreed that he will not dispose of any shares of Common Stock issued upon exercise of the Option to the extent such shares are or may be subject to Mr. Corvese's repurchase option. In connection with the grant of the foregoing options, the Company granted certain registration rights to Messrs. Corvese, Klein, Friedman and Daniels. See "Shares Eligible for Future Sale."

  In June 1996, Mr. Klein loaned $500,000 to the Company for working capital purposes pursuant to an unsecured, 10% demand note that was repaid that month. The Company paid $2,500 to Mr. Klein in interest and associated fees in connection with the loan.

                               ----------------

  ALL FUTURE TRANSACTIONS BETWEEN THE COMPANY AND ITS OFFICERS, DIRECTORS, PRINCIPAL STOCKHOLDERS AND AFFILIATES WILL BE ON TERMS NO LESS FAVORABLE TO THE COMPANY THAN COULD BE OBTAINED FROM UNAFFILIATED PARTIES AND, TO THE EXTENT THAT SUCH TRANSACTIONS ARE NOT IN THE ORDINARY COURSE OF BUSINESS, WILL BE SUBJECT TO THE APPROVAL OF A MAJORITY OF THE COMPANY'S INDEPENDENT, DISINTERESTED DIRECTORS.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of June 30, 1996 the beneficial ownership of the Common Stock by: (i) each person or entity known to the Company to own beneficially five percent or more of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each other Named Executive Officer; and (iv) all directors and current executive officers of the Company as a group.

                                                           PERCENTAGE OF SHARES
                                NUMBER OF SHARES     --------------------------------
 NAME OF BENEFICIAL OWNER   BENEFICIALLY OWNED(1)(2) PRIOR TO OFFERING AFTER OFFERING
 ------------------------   ------------------------ ----------------- --------------
 E. David Corvese........           9,120,003(3)(4)        97.4%            68.3%
  25 North Road                              (5)(6)
  Peace Dale, RI 02883
 John H. Klein...........           3,660,000(4)           45.6             30.3
  One Blue Hill Plaza
  Pearl River, NY 10965
 MIM Holdings, LLC.......           2,323,053(7)           29.0             19.3
  25 North Road
  Peace Dale, RI 02883
 Richard H. Friedman.....           1,500,000(5)           18.7             12.5
  One Blue Hill Plaza
  Pearl River, NY 10965
 Todd R. Palmieri........           1,151,247(8)           12.8              8.9
  One Blue Hill Plaza
  Pearl River, NY 10965
 Leslie B. Daniels.......             300,000(6)            3.7              2.5
 Michael R. Ryan.........              48,750(9)              *                *
 Steven M. Dias..........              25,300(9)              *                *
 Richard H. Krupski......              16,250(9)              *                *
 Louis A. Luzzi, Ph.D....                 -- (10)             *                *
 Scott R. Yablon.........                 -- (10)             *                *
 All directors and
  current executive
  officers as a group
  (seven persons)........          10,271,250(11)          99.6             71.7

- --------
 * Less than 1%.
(1) The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. Except as otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person.
(2) Shares not outstanding but deemed financially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percentage beneficially owned by such individual.
(3) Includes 1,336,950 shares issuable upon exercise of options. Also includes 2,323,053 shares held by MIM Holdings, LLC, a Rhode Island limited liability company, the owners of which are Mr. Corvese, his wife and various trusts for the benefit of their family.
(4) Mr. Klein has the right to acquire 3,660,000 shares from Mr. Corvese pursuant to stock option agreements. See "Certain Transactions."
(5) Mr. Friedman has the right to acquire 1,500,000 shares from Mr. Corvese pursuant to a stock option agreement. See "Certain Transactions."
(6) Mr. Daniels has the right to acquire 300,000 shares from Mr. Corvese pursuant to a stock option agreement. See "Certain Transactions."
(7) For purposes of beneficial ownership, the shares held by MIM Holdings, LLC are also deemed to be held by Mr. Corvese (see footnote 3).
(8) Includes 955,500 shares issuable upon exercise of the vested portion of options. Excludes 48,750 shares subject to the unvested portion of options held by Mr. Palmieri.
(9) Consists of shares issuable upon exercise of the vested portion of options. Excludes 53,133, 123,750 and 90,600 shares subject to the unvested portion of options held by Messrs. Dias, Ryan and Krupski, respectively.
(10) Excludes 20,000 and 20,000 shares subject to unvested options held by Messrs. Luzzi and Yablon, respectively.
(11) See footnotes 3 through 8 and 10 above.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company as stated in the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") consists of 40,000,000 shares of Common Stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock"). At June 30, 1996, 8,023,800 shares of Common Stock were issued and outstanding and held of record by six stockholders and no shares of Preferred Stock were issued or outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of, or adequate provision for, all debts and other liabilities of the Company. Holders of Common Stock have no preemptive, subscription, redemption, sinking fund or conversion rights. Immediately upon consummation of the Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable by the Company.

PREFERRED STOCK

  Under the terms of the Company's Certificate of Incorporation, the Company's Board of Directors is authorized, subject to any limitations prescribed by law, to issue without stockholder approval up to 5,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have preferences, privileges, restrictions and rights, including voting, dividend, conversion and redemption and liquidation preferences, as shall be determined by the Company's Board of Directors.

  The purpose of authorizing the Company's Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE ANTI-TAKEOVER STATUTE

  Upon consummation of the Offering, the Company will be subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Subject to certain exceptions and limitations, Section 203 prohibits a Delaware corporation from engaging in any business combination with any "interested stockholder," defined as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person, for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under Delaware law, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines a business combination to include: (i) any merger or consolidation of the corporation with the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

STOCK TRANSFER AGENT AND REGISTRAR

  The stock transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 12,023,800 shares of Common Stock (assuming no exercise of outstanding stock options under the Plan or the Underwriters' over-allotment option). The 4,000,000 shares of Common Stock sold in the Offering (plus any additional shares of Common Stock sold upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction, except for any shares purchased by affiliates of the Company which will be subject to the resale limitations under Rule 144 of the Securities Act and which may also be subject to the agreement with the Underwriters described below. None of the remaining 8,023,800 outstanding shares of Common Stock (collectively, the "restricted shares") have been issued in transactions registered under the Securities Act, which means that they may be resold publicly only in future transactions registered under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder. Of these restricted shares, 45,000 will be saleable in the public market 90 days following the date of this Prospectus, subject to compliance with Rule 144. Beginning one year after the date of this Prospectus (or earlier for certain limited transactions or with the written consent of PaineWebber Incorporated on behalf of the Underwriters), 4,455,000 additional restricted shares will become eligible for sale in the public market upon the expiration of lock-up agreements between the Underwriters and the holders of such shares, subject to compliance with Rule 144. The remaining 3,523,800 restricted shares will become eligible for sale in the public market in December 1997, subject to compliance with Rule 144.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) whose restricted shares have been fully paid for and held for at least two years from the later of the date of issuance by the Company or acquisition from an affiliate, including an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 120,000 shares immediately after the Offering, assuming no exercise of outstanding stock options under the Plan or the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding the sale, and whose restricted shares have been fully paid for and held for at least three years from the later of the date of issuance by the Company or acquisition from an affiliate, would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Rule 144A under the Securities Act permits the immediate sale by the current holders of restricted shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A, subject to certain conditions.

  The Commission has proposed to amend the holding periods required by Rule 144 to permit sales of restricted securities after one year rather than two years (and two years rather than three years for non-affiliates who desire to sell such shares under Rule 144(k)). If such proposed amendment were enacted, the restricted securities would become freely tradeable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

  Upon consummation of the Offering, the Company will have outstanding under the Plans options to purchase an aggregate of 3,937,639 shares of Common Stock, 2,689,400 of which will then be exercisable. Restricted securities, including shares issuable upon exercise of options under the Plans, sold by the Company in reliance on Rule 701 under the Securities Act may be resold 90 days after the date hereof in reliance on Rule 144 by persons who are not affiliates of the Company subject only to the provision of Rule 144 regarding manner of sale, and by persons who are affiliates of the Company without complying with the Rule's holding period requirements. The Company intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Plans. The registration statement is expected to be filed approximately 180 days after the date of this Prospectus and is expected to become effective immediately upon filing. Shares covered by that registration statement will be eligible for resale in the public market after the effective date of that registration statement subject to Rule 144 limitations applicable to affiliates, the vesting provisions of each option grant (generally three years) and the lock-up agreements described below, if applicable.

  Pursuant to various registration rights agreements, certain of the Company's securityholders have certain demand and piggyback registration rights with respect to an aggregate of up to 7,783,053 outstanding shares of Common Stock and an additional 1,336,950 shares of Common Stock issuable upon exercise of outstanding options. The demand registration rights are exercisable after the first anniversary of the closing of this Offering, and the piggyback registration rights are exercisable after the closing of this Offering, in each case subject to certain limitations. The Company has agreed to pay substantially all expenses incident to the registration of such shares, other than underwriting discounts and commissions.

  Each of the Company's executive officers and directors and MIM Holdings, who upon the closing of the Offering will own an aggregate of 7,978,800 shares of Common Stock and options to purchase 2,381,200 shares of Common Stock, have agreed, except for certain limited exceptions or without the prior written consent of PaineWebber Incorporated, that they will not, directly or indirectly, sell, offer to sell, grant an option for the sale of, grant a security interest in, or otherwise dispose of any shares of Common Stock or other equity securities of the Company beneficially owned by them for a period of one year from the date of this Prospectus. See "Underwriting."

  Prior to the Offering, there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future at times and prices which it deems appropriate.

                                 UNDERWRITING

  The Underwriters named below, acting through PaineWebber Incorporated and Dillon, Read & Co. Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the name of such Underwriter below:

         UNDERWRITER                                            NUMBER OF SHARES
         -----------                                            ----------------
      PaineWebber Incorporated.................................
      Dillon, Read & Co. Inc...................................
                                                                   ---------
          Total................................................    4,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares listed above are subject to certain conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase, and the Company is obligated to sell, all of the shares offered by this Prospectus, if any of the shares being sold pursuant to the Underwriting Agreement are purchased (without consideration of any shares that may be purchased through the exercise of the Underwriters' over-allotment option).

  The Representatives have advised the Company that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $   per share. The Underwriters may
allow, and such dealers may reallow, a concession to other dealers not in
excess of $   per share. After the initial public offering of the shares, the public offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option only to cover over-allotments, if any. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase such percentage of such additional shares of Common Stock as is approximately equal to the percentage of shares that it is obligated to purchase as shown in the table set forth above.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have informed the Company that they do not expect the Underwriters to confirm sales to any account over which they exercise discretionary authority.

  The Company, the directors and executive officers of the Company and MIM Holdings have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of capital stock or warrants or other rights to purchase shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for any capital stock or warrants or other rights to purchase shares of capital stock of the Company owned by any of them prior to the expiration of one year from the date of this Prospectus without the prior written consent of PaineWebber Incorporated, except for (a) in the case of the

Company, the issuance of shares of Common Stock upon the exercise of options, or the grant of options to purchase shares of Common Stock, under the Plans or in connection with other employee or director incentive compensation arrangements, (b) in the case of the Company's directors and executive officers and MIM Holdings, shares of Common Stock disposed of (i) as bona fide gifts to donees who agree not to sell or otherwise dispose of such Common Stock during the one-year period following the date of this Prospectus without the prior consent of PaineWebber Incorporated, (ii) pursuant to the laws of testamentary or intestate descent, (iii) pursuant to a final and nonappealable order of a court or other body of competent jurisdiction, or (iv) in consideration of the cashless exercise of options under the Plans or to fulfill tax withholding obligations and (c) in the case of MIM Holdings, shares of Common Stock distributed or otherwise transferred to its members who agree not to sell or otherwise dispose of such Common Stock during the one-year period following the date of this Prospectus without the prior written consent of PaineWebber Incorporated.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined pursuant to negotiations between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, will be certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The Representatives have provided and may continue to provide investment banking services to certain affiliates of the Company. The registration rights agreements with certain executive officers of the Company provide the Representatives a right of first offer with respect to any requested demand registrations.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol MIMS, subject to official notice of issuance.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Drinker Biddle & Reath, Princeton, New Jersey. John E. Stoddard III, a partner in Drinker Biddle & Reath, was appointed the Secretary of the Company in July 1996, but is not an employee of the Company. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The audited consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports which include an explanatory paragraph that describes the ability of the Company to continue as a going concern discussed in Note 1 to the consolidated financial statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                        MIM CORPORATION AND SUBSIDIARIES

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30,
 1996 (Unaudited).........................................................  F-3
Consolidated Statements of Operations for the period from inception (June
 22, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (Unaudited).....  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the period from inception (June 22, 1993) through December 31, 1993, the years ended
 December 31, 1994 and 1995 and the six months ended June 30, 1996
 (Unaudited)..............................................................  F-5
Consolidated Statements of Cash Flows for the period from inception (June
 22, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (Unaudited).....  F-6
Notes to Consolidated Financial Statements................................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MIM Corporation and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of MIM Corporation and Subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from inception (June 22, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIM Corporation and Subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for the period from inception (June 22, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          Arthur Andersen LLP

Roseland, New Jersey
April 10, 1996 (Except with respect to the matter discussed in Note 1, as to which the date is May 24, 1996)

                        MIM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

                                                    DECEMBER 31,
                                                  -----------------   JUNE 30,
                                                   1994      1995       1996
                                                  -------  --------  -----------
                                                                     (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.....................  $ 2,933  $  1,804   $  2,964
  Receivables, less allowance for doubtful
   accounts of $340, $360 and $426 at December
   31, 1994 and 1995 and June 30, 1996,
   respectively.................................   10,115    14,823     14,908
  Prepaid expenses and other current assets.....      579       481        616
                                                  -------  --------   --------
    Total current assets........................   13,627    17,108     18,488
Property and equipment, net.....................    1,262     1,807      2,170
Due from affiliates, less allowance for doubtful
 accounts of $1,957 and $2,547 at December 31,
 1995 and June 30, 1996.........................      198        --        676
Other assets, net...............................      173         9        368
                                                  -------  --------   --------
    Total assets................................  $15,260  $ 18,924   $ 21,702
                                                  =======  ========   ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
  Current portion of capital lease obligations..  $   198  $    216   $    213
  Accounts payable..............................    1,447     1,071      1,137
  Claims payable................................   10,263    19,294     15,828
  Payables to plan sponsors and others..........    6,433     8,436     12,700
  Accrued expenses..............................      373       171        950
                                                  -------  --------   --------
    Total current liabilities...................   18,714    29,188     30,828
Capital lease obligations, net of current
 portion........................................      239       110        486
Commitments and contingencies (Note 5)
Minority interest...............................       --     1,150      1,156
Stockholders' deficit
  Preferred stock, $.0001 par value; 5,000,000
   shares authorized, no shares issued or
   outstanding..................................       --        --         --
  Common stock, $.0001 par value; 40,000,000
   shares authorized, 4,500,000, 8,023,800 and
   8,023,800 shares issued and outstanding at
   December 31, 1994 and 1995 and June 30, 1996,
   respectively.................................        1         1          1
  Additional paid-in capital....................       --        --     26,640
  Accumulated deficit...........................   (2,416)   (9,188)   (35,706)
  Stockholder notes receivable..................   (1,278)   (2,337)    (1,703)
                                                  -------  --------   --------
    Total stockholders' deficit.................   (3,693)  (11,524)   (10,768)
                                                  -------  --------   --------
    Total liabilities and stockholders'
     deficit....................................  $15,260  $ 18,924   $ 21,702
                                                  =======  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MIM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                            PERIOD FROM
                             INCEPTION                                SIX MONTHS ENDED
                          (JUNE 22, 1993)  YEAR ENDED DECEMBER 31,        JUNE 30,
                              THROUGH      ------------------------  -------------------
                         DECEMBER 31, 1993    1994         1995        1995      1996
                         ----------------- -----------  -----------  --------  ---------
                                                                        (UNAUDITED)
Revenue.................      $  122       $   109,326  $   213,929  $ 71,330  $ 135,320
Cost of revenue.........          --           106,717      213,398    70,684    130,218
                              ------       -----------  -----------  --------  ---------
  Gross profit..........         122             2,609          531       646      5,102
General and
 administrative
 expenses...............          82             5,256        8,048     3,450      4,627
Executive stock option
 compensation expense...          --                --           --        --     26,640
                              ------       -----------  -----------  --------  ---------
  Income (loss) from
   operations...........          40            (2,647)      (7,517)   (2,804)   (26,165)
Interest income, net....          --               191          745       229        275
                              ------       -----------  -----------  --------  ---------
  Income (loss) before
   minority interest....          40            (2,456)      (6,772)   (2,575)   (25,890)
Less: minority
 interest...............          --                --           --        --          6
                              ------       -----------  -----------  --------  ---------
Net income (loss).......      $   40       $    (2,456) $    (6,772) $ (2,575) $ (25,896)
                              ======       ===========  ===========  ========  =========
Net income (loss) per
 common
 and common equivalent
 share..................      $ 0.01       $     (0.55) $     (1.43) $  (0.57) $   (3.23)
                              ======       ===========  ===========  ========  =========
Weighted average shares
 outstanding............       4,500             4,500        4,732     4,500      8,024
                              ======       ===========  ===========  ========  =========



  The accompanying notes are an integral part of these consolidated financial statements.

                        MIM CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                              RETAINED
                                 ADDITIONAL   EARNINGS   STOCKHOLDER      TOTAL
                          COMMON  PAID-IN   (ACCUMULATED    NOTES     STOCKHOLDERS'
                          STOCK   CAPITAL     DEFICIT)   RECEIVABLE  EQUITY (DEFICIT)
                          ------ ---------- ------------ ----------- ----------------
Balance, June 22, 1993..   $ 1    $    --     $     --     $    --      $       1
  Net income............    --         --           40          --             40
                           ---    -------     --------     -------      ---------
Balance, December 31,
 1993...................     1         --           40          --             41
  Stockholder loans.....    --         --           --      (1,278)        (1,278)
  Net loss..............    --         --       (2,456)         --         (2,456)
                           ---    -------     --------     -------      ---------
Balance, December 31,
 1994...................     1         --       (2,416)     (1,278)        (3,693)
  Stockholder loans,
   net..................    --         --           --      (1,059)        (1,059)
  Net loss..............    --         --       (6,772)         --         (6,772)
                           ---    -------     --------     -------      ---------
Balance, December 31,
 1995...................     1         --       (9,188)     (2,337)       (11,524)
  Repayment of
   stockholder loans,
   net (unaudited)......    --         --           --          12             12
  Stockholder
   distribution
   (unaudited)..........    --         --         (622)        622             --
  Executive stock option
   compensation expense
   (unaudited)..........    --     26,640           --          --         26,640
  Net loss (unaudited)..    --         --      (25,896)         --        (25,896)
                           ---    -------     --------     -------      ---------
Balance, June 30, 1996
 (unaudited)............   $ 1    $26,640     $(35,706)    $(1,703)     $ (10,768)
                           ===    =======     ========     =======      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MIM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                            PERIOD FROM
                             INCEPTION        YEAR ENDED        SIX MONTHS ENDED
                          (JUNE 22,1993)     DECEMBER 31,           JUNE 30,
                              THROUGH      ------------------  -------------------
                         DECEMBER 31, 1993   1994      1995      1995      1996
                         ----------------- --------  --------  --------  ---------
                                                                   (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss)......       $ 40        $ (2,456) $ (6,772) $ (2,575) $ (25,896)
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by
   operating
   activities:
   Net income allocated
    to minority
    interest............         --              --        --        --          6
   Depreciation and
    amortization........          2              92       366       184        328
   Executive stock
    option compensation
    expense.............         --              --        --        --     26,640
   Provision for losses
    on receivables and
    due from affiliates
    ....................         --             340     1,977        --        656
 Changes in assets and
  liabilities:
  Receivables...........        (49)        (10,455)   (4,728)    4,390       (151)
  Prepaid expenses and
   other current
   assets...............         --            (530)       98      (821)      (135)
  Accounts payable......         --           1,447      (376)      201         66
  Claims payable........         --          10,263     9,031     6,847     (3,466)
  Payables to plan
   sponsors and
   others...............         --           6,433     2,003    (2,102)     4,264
  Accrued expenses......         14             359      (202)      315        779
                               ----        --------  --------  --------  ---------
   Net cash provided by
    operating
    activities..........          7           5,493     1,397     6,439      3,091
                               ----        --------  --------  --------  ---------
Cash flows from
 investing activities:
 Purchase of property
  and equipment.........        (41)           (810)     (802)    ( 628)      (164)
 Stockholder notes
  receivable, net.......         --          (1,278)   (1,059)       --         12
 Due from affiliates,
  net...................         38            (236)   (1,759)      180     (1,266)
 (Increase) decrease in
  other assets..........         (5)           (168)      164       160       (359)
                               ----        --------  --------  --------  ---------
   Net cash used in
    investing
    activities..........         (8)         (2,492)   (3,456)     (288)    (1,777)
                               ----        --------  --------  --------  ---------
Cash flows from
 financing activities:
 Principal payments on
  capital lease
  obligations...........         --             (68)     (220)      (98)      (154)
 Minority interest
  investment............         --              --     1,150        --         --
 Issuance of common
  stock.................          1              --        --        --         --
                               ----        --------  --------  --------  ---------
   Net cash provided by
    (used in) financing
    activities..........          1             (68)      930       (98)      (154)
                               ----        --------  --------  --------  ---------
Net increase (decrease)
 in cash and cash
 equivalents............         --           2,933    (1,129)    6,053      1,160
Cash and cash
 equivalents--beginning
 of period..............         --              --     2,933     2,933      1,804
                               ----        --------  --------  --------  ---------
Cash and cash
 equivalents--end of
 period.................       $ --        $  2,933  $  1,804  $  8,986  $   2,964
                               ====        ========  ========  ========  =========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for:
 Income taxes...........       $ --        $     72  $    286  $    286  $      --
                               ====        ========  ========  ========  =========
 Interest...............       $ --        $      6  $     31  $     15  $      21
                               ====        ========  ========  ========  =========
SUPPLEMENTAL DISCLOSURE
 OF NONCASH
 TRANSACTIONS:
 Equipment acquired
  under capital lease
  obligations...........       $ --        $    505  $    109  $     --  $     527
                               ====        ========  ========  ========  =========
 Distribution to
  stockholder through
  cancellation of
  stockholder notes
  receivable............       $ --        $     --  $     --  $     --  $     622
                               ====        ========  ========  ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MIM CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

NOTE 1--NATURE OF BUSINESS

 Corporate Organization

  MIM Corporation was incorporated in Delaware in March 1996 for the purpose of combining the businesses and operations of Pro-Mark Holdings, Inc. ("Pro-Mark"), a Delaware corporation, and MIM Strategic Marketing, LLC ("MIM Strategic"), a Rhode Island limited liability company (the "Formation"). The Formation was effected in May 1996. Previously, Pro-Mark Drug Benefit Management Services, LLC, a Rhode Island limited liability company ("Pro-Mark DBMS"), formed in June 1993 had merged into Pro-Mark in April 1994. Pro-Mark is a wholly-owned subsidiary of MIM Corporation, and MIM Strategic is 90%- owned by MIM Corporation. As used in these notes, the "Company" refers to MIM Corporation and its subsidiaries and predecessors.

  Prior to the Formation, Pro-Mark DBMS, Pro-Mark and Strategic were controlled by an officer of the Company and his family who collectively hold a direct or indirect controlling interest in MIM Corporation. All of these companies are under common control. The Formation has been accounted for using the carryover basis of accounting, and MIM Corporation's consolidated financial statements include the accounts and operations of Pro-Mark DBMS, Pro-Mark and MIM Strategic for all periods presented from the date each entity was formed.

  At incorporation, the authorized capital stock of MIM Corporation consisted of 1,500,000 shares of common stock, $0.001 par value. In May 1996, the certificate of incorporation of MIM Corporation was amended and restated to provide for authorized capital stock consisting of 40,000,000 shares of common stock, $0.0001 par value ("Common Stock"), and 5,000,000 shares of Preferred Stock, $0.0001 par value. In May 1996, 8,023,800 shares of Common Stock were issued in connection with the Formation.

  In the Formation, MIM Corporation acquired all of the outstanding stock of Pro-Mark and 90% of the ownership and membership interest in MIM Strategic. In exchange, Pro-Mark's stockholders received 150 shares of Common Stock of MIM Corporation for each Pro-Mark share (or an aggregate of 4,500,000 shares of Common Stock), and certain members of MIM Strategic received an aggregate of 3,523,800 shares of Common Stock for their 90% interest in MIM Strategic. Zenith Goldline Pharmaceuticals, Inc., a Florida corporation ("Zenith Goldline"), has held a 10% interest in MIM Strategic since its inception and did not participate in the Formation.

  In the Formation, outstanding stock options granted by Pro-Mark to employees and key contractors were exchanged for options from MIM Corporation on substantially similar terms (see Note 7). Except as otherwise indicated, all stock and stock option amounts (including share, per share par value and exercise price) pertaining to Pro-Mark DBMS, Pro-Mark and MIM Strategic prior to the Formation have been restated to reflect the equivalent amounts pertaining to Common Stock as if the Formation had already occurred.

  MIM Strategic was formed in 1995 by MIM Holdings, LLC ("MIM Holdings"), which is controlled by an officer of the Company and his family. MIM Holdings and Zenith Goldline contributed various intangibles and $1,150 in cash, respectively, to the capital of MIM Strategic in exchange for their 90% and 10% interests, respectively, in MIM Strategic. No accounting recognition has been given to the intangibles for financial reporting purposes since their value is not objectively determinable, and the entire $1,150 of capital contributed by Zenith Goldline has been presented as minority interest in the accompanying consolidated balance sheets. Profits and losses of MIM Strategic are allocated 90% to the Company and 10% to Zenith Goldline.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
 Business

  The Company's revenues have been derived primarily from agreements to provide pharmacy benefit management services to sponsors of public and private health plans. To date, these services have been provided to sponsors of Tennessee-based plans who have entered into pharmacy benefit management contracts with RxCare of Tennessee, Inc. ("RxCare"), a subsidiary of the Tennessee Pharmacists Association, including contracts ("TennCare contracts") to provide mandated pharmaceutical services to formerly Medicaid-eligible and uninsured and uninsurable Tennessee residents under the State's TennCare Medicaid waiver program ("TennCare").

  Under a March 1994 agreement with RxCare, as amended, the Company is responsible for operating and managing RxCare's pharmacy benefit management contracts. In return for receipt of all sponsor payments due RxCare under its pharmacy benefit management contracts and all rebates negotiated with pharmaceutical manufacturers in connection with RxCare programs, the Company implements and enforces the drug benefit programs, bears all program costs including payments to dispensing pharmacies and certain payments to RxCare and sponsors, and shares with RxCare the remaining profit, if any, under the pharmacy benefit management contracts (see Note 2). The Company's contract with RxCare is scheduled to expire in December 1998 unless renewed in accordance with its terms. Although the Company has been performing substantially all of RxCare's obligations under RxCare's contracts with plan sponsors since January 1994, no plan sponsor has been asked to formally consent to such arrangements, including certain sponsors whose contracts with RxCare require prior written consent thereto.

  The Company markets prescription as well as over-the-counter pharmaceutical products to pharmacies and pharmacy-buying networks. In December 1995, the Company entered into two agreements with Zenith Goldline, a company that manufactures and distributes generic and non-prescription pharmaceutical products, to provide consulting and marketing services to assist Zenith Goldline in marketing and promoting sales of its products and distributing its products in the State of Tennessee.

 Management Plan and Going Concern Uncertainty

  The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is subject to risks and difficulties encountered by new businesses, including competition from existing companies offering the same or similar services, lack of financial resources and minimal previous record of operations, earnings or revenues. The Company has incurred net losses from inception and has a stockholders' deficit. In general, the likelihood of the success of the Company must be considered in light of the expenses, difficulties and delays that could reasonably be expected in connection with the early phases of operation of a new business. As a result, there can be no assurance that the Company will not continue to incur losses, and the continuation of the Company as a going concern is dependent on obtaining additional financing, through the Company's proposed initial public offering or other sources, in amounts sufficient to satisfy its liabilities as they become due. In management's opinion, the net proceeds from the Company's proposed initial public offering are expected to provide the capital necessary to enable the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

  The Company is proposing an initial public offering of up to 4,000,000 shares of its Common Stock. Prospective investors should consider, among other things, the Company's history of losses, its limited operating

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS) history, its ability to manage growth, its dependence on the RxCare relationship, risks inherent in its capitated agreements and risks associated with Federal and state government regulations. For additional information on these and other factors, see "Risk Factors."

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Capitated Agreements. Certain pharmacy benefit management contracts are capitated agreements pursuant to which the Company receives a fixed monthly fee for each member enrolled in a particular health plan. In exchange for this fee the Company is obligated to provide certain covered pharmacy services to plan members. Typically, capitated agreements have a one-year term and are subject to automatic renewal unless notice of termination is given. These contracts are subject to earlier termination upon the occurrence of certain events.

  Capitation payments under TennCare contracts are based upon the latest eligible member data provided by the State of Tennessee. On a monthly basis, the Company receives payments (and recognizes revenue) for those members eligible for the current month, plus or minus capitation amounts for those persons determined to be retroactively eligible or ineligible for prior months under the contract. The amounts for retroactive capitation payments are based upon management's estimates and are included in receivables in the accompanying consolidated balance sheets. The related receivables at December 31, 1994 and 1995 and June 30, 1996 were approximately $3,578, $1,740 and
$1,733, respectively. The related capitated revenue for the years ended December 31, 1994 and 1995 was approximately $93,100 and $192,625, respectively, and for the six months ended June 30, 1995 and 1996 was $61,667 and $124,867, respectively.

  Fee-for-Service Agreements. Certain pharmacy benefit management contracts are fee-for-service agreements pursuant to which the Company is paid by the plan sponsor an amount reflecting the cost of a prescription plus a service fee. Under these contracts, the Company is obligated to pay network pharmacies for pharmacy service provided to plan members only to the extent that the plan sponsor pays the Company for the cost of the service. Service fee revenue is recognized at the time a pharmacy prescription claim is received. The related fee-for-service revenue for the years ended December 31, 1994 and 1995 was approximately $14,072 and $16,525, respectively, and for the six months ended June 30, 1995 and 1996 was $8,377 and $7,607, respectively.

  Receivables. Receivables include amounts due from plan sponsors under the Company's pharmacy benefit management contracts and amounts due from pharmaceutical manufacturers, which represent rebates resulting from the distribution of certain drugs through retail pharmacies.

  Cost of Revenue. Cost of revenue includes pharmacy claims, fees paid to pharmacists and other direct costs associated with pharmacy management and claims processing operations, offset by fees received from pharmaceutical manufacturers in connection with the Company's drug purchasing and formulary management programs.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

 Payables to Plan Sponsors and Others

  Certain pharmacy benefit management contracts provide for an income or loss share with the plan sponsor. The income or loss share is calculated by deducting all related costs and expenses from revenues earned under the contract. To the extent revenues exceed costs, the Company records a payable representing the plan sponsor's share of the profit attributable to that contract, and to the extent costs exceed revenues the Company records a receivable. Agreements between RxCare and certain plan sponsors also provide for the sharing of pharmaceutical manufacturers' rebates with the plan sponsor. The Company is also obligated to share with RxCare the cumulative profit, if any, under the Company's agreement with RxCare (see Note 3). The Company estimates that any difference between the recorded liability on the accompanying consolidated balance sheets and the ultimate exposure under those contract provisions will not have a material adverse effect on the consolidated financial statements.

 Cash and Cash Equivalents

  For the purpose of the accompanying consolidated statements of cash flows, cash and cash equivalents are defined as demand deposits and overnight investments at banks.

 Property and Equipment

  The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of assets ranging from three to five years or in the case of leases, over the life of the lease. Maintenance and repairs are expensed as incurred.

 Long-Lived Assets

  During 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 121"). SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

 Claims Payable

  The Company is responsible for all covered prescriptions provided to plan members during the contract period. At December 31, 1994 and 1995 and at June 30, 1996, certain prescriptions were dispensed to members for which the related claims had not yet been presented to the Company for payment. Estimates of $2,925, $3,823 and $3,783 at December 31, 1994 and 1995 and at June 30, 1996, respectively, have been accrued for these claims in the accompanying consolidated balance sheets. Unpaid claims incurred and reported amounted to $7,338, $10,971 and $9,947 at December 31, 1994 and 1995 and at June 30, 1996, respectively.

  The Company has experienced losses on one of its TennCare contracts since the contract was entered into as of April 1, 1995. The Company recognized losses under the contract during 1995 of $10,000, including the accrual of approximately $4,500 to cover management's estimate of losses to be incurred during the remainder of this contract; $2,098 of such accrual remained at June 30, 1996. These amounts are included in claims payable in the accompanying consolidated balance sheets.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

 Minority Interest

  The minority interest in MIM Strategic is reflected as a reduction of net income in the accompanying consolidated statements of operations.

 Income Taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 utilizes the liability method, and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities at currently enacted tax laws and rates.

 Disclosure of Fair Value of Financial Instruments

  The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

 Accounting for Stock-Based Compensation

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value-based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective for fiscal years beginning after December 15, 1995, entities electing to remain with accounting under APB 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under APB 25 and will make the pro forma disclosures required under SFAS 123.

 Interim Financial Information

  The financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of the Company's management, the unaudited financial statements at June 30, 1996 and for the six months ended June 30, 1995 and 1996 include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

 Earnings Per Share

  Net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of the common shares contingently issuable from stock options. Common shares outstanding and per share amounts reflect the Formation (see Note 1) and are considered outstanding from the date each entity was formed.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

NOTE 3--RELATED PARTY TRANSACTIONS

 Due to/from Affiliates

  During 1993 the Company borrowed $38 from a relative of an officer of the Company. The amount was fully repaid in 1994.

  During 1994 the Company loaned $150 to a relative of an officer of the Company in return for a demand note bearing interest at the prime rate (8.5% at December 31, 1994). At December 31, 1994, accrued interest amounted to approximately $8. The full amount of principal and interest was repaid in 1995.

  In 1994 the Company made approximately $40 of short-term advances to an officer of the Company. These advances were repaid in full during 1995.

  During 1995 the Company advanced RxCare approximately $1,957 to fund the losses RxCare had incurred in connection with one of its pharmacy benefit management contracts that is currently being managed by the Company under the Company's agreement with RxCare. Although the Company does not intend to seek repayment of the advance, the Company intends to offset such amount against future profit sharing amounts, if any, due to RxCare under the Company's agreement with RxCare. As RxCare's revenue is largely dependent upon the Company's results of operations in Tennessee, the collectibility of this amount is uncertain, and a full reserve has been recorded against the advance.

  As part of its agreement with RxCare, the Company is obligated to share with RxCare the Company's cumulative profit, if any, from the RxCare pharmacy benefit management contracts. Based on estimated results of operations for 1994, the Company accrued $473 during 1994, which was included in Payables to Plan Sponsors and Others on the accompanying consolidated balance sheet at December 31, 1994 and was paid in 1995. Although actual operations for 1994 were subsequently determined not to be profitable, the Company does not intend to request repayment of the fee but intends to offset such amount against future profit sharing amounts, if any, due to RxCare under the agreement. No amount was due RxCare for the year ended December 31, 1995 or for the six months ended June 30,1996.

  The Company is currently marketing and promoting certain preferred generic drugs of Zenith Goldline pursuant to two three-year contracts entered into in December 1995. In return, the Company receives a fee based on a percentage of the growth in Zenith Goldline's gross margins from related sales. Included in due from affiliates is management's estimate of revenues earned under these agreements.

  During 1996, the Company made short-term advances to MIM Holdings and Alchemie Properties, LLC ("Alchemie") of $99 and $25, respectively. Repayments by MIM Holdings and Alchemie through June 30, 1996 were $13 and $25, respectively. The remaining balance of $86 from MIM Holding at June 30, 1996 is scheduled to be repaid by September 30, 1996 without interest. Both companies are controlled by an officer and his family.

  In June 1996, an executive officer of the Company loaned $500 to the Company for working capital purposes pursuant an unsecured, 10% promissory note that is payable upon demand. The loan amount plus $2.5 for interest and fees was repaid by June 30, 1996.

 Other Activities

  In 1994, the Company entered into an agreement with RxCare for, among other things, the use of certain office space and equipment provided by RxCare on behalf of the Company. The agreement initially provided for payments of $10 per month and was amended to provide for $20 per month beginning November 1995. The

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS) agreement expires in December 1998. Expenses under this agreement were $100 and $140 for the years ended December 31, 1994 and 1995, respectively, and $40 and $120 for the six months ended June 30, 1995 and 1996, respectively.

  In December 1994, the Company entered into a ten-year agreement to lease a facility from Alchemie. The lease provides for monthly payments of $3 plus real estate taxes and condominium association fees. Rent expense was approximately $5 and $60 for the years ended December 31, 1994 and 1995, respectively, and $30 for the six months ended June 30, 1995 and 1996.

  The future minimum rental payments under these agreements are included in
Note 5 with the Company's other operating leases.

 Consulting and Service Agreements

  In January 1994, the Company entered into consulting agreements with three minority stockholders of the Company. These agreements expire in 1999 and provide for payments to be made as services are rendered. In 1994, payments of $75 were made to each consultant. No amounts were paid in 1995 or in the six months ended June 30, 1996.

  In January 1994, the Company entered into a consulting agreement for various marketing, distribution and promotional services with an officer of RxCare which provides for payments by the Company of $5.5 per month, and additional compensation as agreed by the parties for special projects, through December 1996. The Company paid a total of $516 in 1994 (including $150 upon execution of the RxCare agreement and $300 for special projects related to the establishment of the Company's TennCare business), $66 in 1995 and $33 for the six months ended June 30, 1995 and 1996, respectively, to the officer and a related party assignee.

  In September 1995, the Company entered into a contract with MIM Holdings to receive management consulting services in return for monthly payments to MIM Holdings of $75. Consulting expenses amounted to $300 for the year ended December 31, 1995 and $225 for the six months ended June 30, 1996. The contract was terminated on March 31, 1996.

  A professional services agreement was entered into as of January 1, 1996 between MIM Holdings and the Company. Under this agreement, MIM Holdings provides to the Company operational professional services required to perform the Company's obligations under a Marketing Services Agreement with Zenith Goldline (see Note 1), for which the Company paid MIM Holdings $150 for the six months ended June 30, 1996. The agreement was terminated in May 1996.

 Stockholder Notes Receivable

  In June 1994, the Company advanced to an officer approximately $979 for purposes of acquiring a principal residence, $975 of which is collateralized by a first mortgage on the residence. In exchange for the funds, the Company received two promissory notes, the aggregate outstanding principal balance of which was $979 at December 31, 1994 and 1995 and $956 (including accrued interest) at June 30, 1996. The notes are due on June 15, 1997 and bear interest at 5.42% per annum payable monthly. Interest income on the notes for the years ended December 31, 1994 and 1995 was $29 and $55, respectively, and $26 for the six months ended June 30, 1995 and 1996.

  In August 1994, the Company advanced to Alchemie $299 for the purposes of acquiring the building leased by the Company, of which approximately $299, $280 and $280 was outstanding at December 31, 1994 and 1995

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS) and June 30, 1996, respectively. The note bears interest at a rate of 10% per annum with principal due on December 1, 2004. Interest income was $12 and $29 for the years ended December 31, 1994 and 1995, respectively, and $14 for the six months ended June 30, 1995 and 1996. The note is secured by a lien on Alchemie's rental income.

  In December 1995, the Company advanced to MIM Holdings $800 for certain consulting services to be performed for the Company in 1996. During 1995, the Company also paid $278 for certain expenses on behalf of MIM Holdings. These amounts, totaling $1,078, were recorded as a stockholder note receivable at December 31, 1995. The Company has received a note from MIM Holdings guaranteed by an officer of the Company for $456. The note bears interest at 10% per annum, payable quarterly, with principal due on March 31, 2001. The note is further secured by the assignment of two notes due to MIM Holdings also in the amount of $456. The remaining balance of $622 will not be repaid and was treated as a stockholder distribution during the first quarter of 1996. The outstanding principal balance plus accrued interest at June 30, 1996 was $467.

NOTE 4--PROPERTY AND EQUIPMENT

  Property and equipment, at cost, consists of the following:

                                                     DECEMBER 31,
                                                     --------------  JUNE 30,
                                                      1994    1995     1996
                                                     ------  ------  --------
      Computer and office equipment, including
       equipment under capital leases............... $  787  $1,614   $2,185
      Furniture and fixtures........................    130     173      205
      Leasehold improvements........................    439     480      480
                                                     ------  ------   ------
                                                      1,356   2,267    2,870
      Less: Accumulated depreciation and amortiza-
       tion.........................................    (94)   (460)    (700)
                                                     ------  ------   ------
                                                     $1,262  $1,807   $2,170
                                                     ======  ======   ======

NOTE 5--COMMITMENTS AND CONTINGENCIES

 Legal Proceedings

  The Company from time to time is involved in legal proceedings in the normal course of business. The Company is currently a third-party defendant in a proceeding in the Superior Court in the State of Rhode Island. The third-party complaint alleges that the Company interfered with certain contractual relationships and that it misappropriated certain confidential information. The third-party complaint seeks to enjoin the Company from using the allegedly misappropriated confidential information and seeks an unspecified amount of compensatory and consequential damages, interest and attorneys' fees. Although the Company believes that the third-party plaintiffs' allegations are without merit, the loss of this litigation could have a material adverse effect on the Company's financial position and results of operations.

 Government Regulation

  The Company's current and planned businesses are subject to extensive Federal and state laws and regulations. Subject to certain exceptions, a Federal law (the "Federal Anti-Kickback Statute") prohibits the payment or receipt of any remuneration, directly or indirectly, to induce, arrange for or recommend the purchase of health care items or services paid for in whole or in part by the Medicare or state health care programs (including Medicaid and TennCare), and certain state laws (including professional licensing laws prohibiting fee-splitting) contain similar provisions that may extend the prohibition to cover items or services that are paid for

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS) by private insurance and self-pay patients. There can be no assurance that some of the Company's practices will be found to be protected by certain so-called "safe harbor" regulations, which provide insulation from prosecution under the Federal Anti-Kickback Statute, and in some instances it is clear that they are not so protected. Federal authorities enforcing the Federal Anti-Kickback Statute have issued Fraud Alerts describing suspect activity and have initiated enforcement proceedings involving practices that have similar features to some of the practices of the Company.

  In June 1996, the proposed consent decree between the Federal Trade Commission (the "FTC") and RxCare and its parent, the Tennessee Pharmacists Association, prohibiting certain allegedly anti-competitive practices, became final. Because the FTC justified its challenge and the decree, in part, on RxCare's potential market power in Tennessee, business arrangements and practices involving RxCare, either directly or indirectly, or involving sales to or purchases by RxCare-affiliated pharmacies may face heightened scrutiny or continued review from an anti-competitive perspective by state or Federal regulators and possible challenge by private parties. The existence of this consent order may hamper the Company's efforts to develop or pursue competitive opportunities, in Tennessee or elsewhere, in areas such as group purchasing or market advocacy on behalf of drug manufacturers. Prolonged proceedings involving regulatory or private party challenges to the Company's activities would be costly to the Company and divert its resources, including key personnel. An adverse determination in such a proceeding could have a material adverse effect on the Company's financial position and results of operations.
  The Company is also subject to various false claim, drug distribution and consumer protection laws and may be subject to certain other laws, including various state insurance laws.

  While management believes that the Company is in material compliance with all existing laws and regulations material to the operation of its business, many of the laws and regulations affecting it are uncertain in their application and are subject to interpretation and change. Laws regulating healthcare businesses, and interpretations thereof, are undergoing rapid change. As controversies continue to arise in this area, for example, regarding the efforts of plan sponsors and pharmacy benefit managers to limit formularies, alter drug choice and establish limited networks of participating pharmacies, Federal and state regulation and enforcement priorities in this area can be expected to increase, the impact of which on the Company cannot be predicted. There can be no assurance that the Company will not be subject to scrutiny or challenge under one or more of these laws or that any such challenge would not be successful. Any such challenge, whether or not successful, could have a material adverse effect upon the Company's financial position and results of operations. Violation of the Federal Anti-Kickback Statute, for example, may result in substantial criminal penalties, as well as exclusion from the Medicare and Medicaid (including TennCare) programs. Further, there can be no assurance that the Company will be able to obtain or maintain any of the regulatory approvals that may be required to operate its business, and the failure to do so could have a material adverse effect on the Company's financial position and results of operations.

 Non-Compete Covenants

  The Company's Chief Executive Officer and Chief Financial Officer, both former executives of Zenith Laboratories, Inc. ("Zenith"), agreed to continue in consultant and employment capacities with Zenith through December 1998 and December 1996, respectively. In connection with these agreements, both executives agreed not to own, manage or be employed by any business that is substantially competitive with Zenith's business as conducted in early 1996. Such covenants expire at the end of December 1998 and December 1996, respectively. Such covenants may restrict the Company's ability to compete in certain areas of the Company's preferred generics business, its planned drug distribution business and certain other business areas.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

 Employment Agreements

  The Company has entered into employment agreements with certain key employees which expire at various dates through May 2000. Total minimum commitments under these agreements are approximately as follows:

            1996.................................. $1,100
            1997..................................  1,500
            1998..................................  1,300
            1999..................................  1,200
            2000..................................    500
                                                   ------
                                                   $5,600
                                                   ======

 Other Agreements

  The Company has various consulting agreements which will require payments of $786 in the aggregate through 1998. As discussed in Note 3, the Company rents its main facility from Alchemie. Rent expense for non-related party leased facilities and equipment was approximately $95 and $116 for the years ended December 31, 1994 and 1995, respectively, and $67 and $84 for the six months ended June 30, 1995 and 1996, respectively.

 Operating Leases

  The Company leases its facilities and certain equipment under various operating leases. The future minimum lease payments under these operating leases at December 31, 1995 are as follows:

                                                                          AMOUNT
                                                                          ------
      1996...............................................................  $ 95
      1997...............................................................    64
      1998...............................................................    51
      1999...............................................................    48
      2000...............................................................    45
      Thereafter.........................................................   160
                                                                           ----
                                                                           $463
                                                                           ====

 Capital Leases

  The Company leases certain equipment under various capital leases. Future minimum lease payments under the capital lease agreements at December 31, 1995 are as follows:

                                                                          AMOUNT
                                                                          ------
      1996...............................................................  $235
      1997...............................................................    93
      1998...............................................................    24
                                                                           ----
      Total minimum lease payments.......................................   352
        Less: Amount representing interest...............................    26
                                                                           ----
      Obligations under leases...........................................   326
        Less: current portion of lease obligation........................   216
                                                                           ----
                                                                           $110
                                                                           ====

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

NOTE 6--INCOME TAXES

  The Company accounts for income taxes in accordance with SFAS 109. Under SFAS 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities as measured by currently enacted tax laws and rates. Deferred income tax expenses and credits are based on changes in the deferred assets and liabilities from period to period.

  The effect of temporary differences which give rise to a significant portion of deferred taxes are as follows as of December 31, 1994 and 1995:

                                                                1994    1995
                                                               ------  -------
   Deferred tax assets:
     Reserves and accruals not yet deductible for tax purpos-
      es.....................................................  $  872  $ 2,952
     Net operating loss carryforward.........................     432      783
                                                               ------  -------
       Subtotal..............................................   1,304    3,735
      Less: valuation allowance..............................    (922)  (3,669)
                                                               ------  -------
   Total deferred tax assets.................................     382       66
                                                               ------  -------
   Deferred tax liabilities:
     Revenue not yet recognized for tax purposes.............    (378)       0
     Property basis differences..............................      (4)     (66)
                                                               ------  -------
   Total deferred tax liability..............................    (382)     (66)
                                                               ------  -------
   Net deferred taxes........................................  $   --  $    --
                                                               ======  =======

  It is uncertain whether the Company will realize full benefit from its deferred tax assets, and it has therefore recorded a valuation allowance. The Company will assess the need for the valuation allowance at each balance sheet date.

  There is no provision (benefit) for income taxes for the period from inception (June 22, 1993) through December 31, 1993 or for the years ended December 31, 1994 and 1995. A reconciliation to the tax provision (benefit) at the Federal statutory rate is presented below:

                                                           1993  1994    1995
                                                           ----  -----  -------
Tax provision (benefit) at statutory rate................. $ 14  $(835) $(2,303)
State tax provision (benefit), net of federal taxes.......    3   (162)    (447)
Provision for valuation allowance.........................   --    922    2,747
Other.....................................................  (17)    75        3
                                                           ----  -----  -------
 Recorded income taxes.................................... $ --  $  --  $    --
                                                           ====  =====  =======

  At December 31, 1995, the Company had, for tax purposes, unused net operating loss carryforwards of approximately $1,900 that are available to offset future taxable income, if any, and which will begin expiring in 2008. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

NOTE 7--STOCKHOLDERS' EQUITY

  In 1994, Pro-Mark established the Pro-Mark Holdings 1994 Stock Plan (the "Pro-Mark Plan"). The Pro-Mark Plan provided for, among other awards, options to employees, contractors and consultants to purchase 60,000 shares of Pro-Mark common stock at an option price not less than 100% of the fair market value of the shares on the grant date. The period during which an option may be exercised varied, but no option could be exercised after 15 years from the date of grant. During 1994, options to purchase 3,738 shares of common stock were granted at $1.00 per share (560,700 shares of the Company's Common Stock at $0.0067 per share as a result of the Formation--see Note 1). On January 9, January 16, March 24, March 31, August 8, and October 9, 1995, options to purchase 50, 60, 1,300, 15,108, 60 and 50 shares of common stock, respectively, were granted at $1.00 per share (a total of 2,494,200 shares of the Company's Common Stock at $0.0067 per share as a result of the Formation-- see Note 1). All of such options were deemed to have been granted at fair market value and were exchanged in the Formation for options under the Company's Plan (as defined below).

  In May 1996, the Company adopted the MIM Corporation 1996 Stock Incentive Plan (the "Plan"). The Plan provides for the granting of incentive stock options (ISOs) and non-qualified stock options to employees and key contractors of the Company. Options granted under the Plan generally vest over a three-year period, but vest in full upon a change in control of the Company or at the discretion of the Company's compensation committee, and generally are exercisable up to 15 years from the date of grant. The exercise price of ISOs granted under the Plan will not be less than 100% of the fair market value on the date of grant (110% for ISOs granted to more than a 10% shareholder). If non-qualified stock options are granted at an exercise price less than fair market value on the grant date, the amount by which fair market value exceeds the exercise price will be charged to compensation expense over the period the options vest. A reserve of 4,000,000 shares has been established for issuances under the Plan. In May and July 1996, options to purchase 811,810 and 63,929 shares of Common Stock, respectively, were granted at a price that will equal the initial public offering price. In June 1996, the Company agreed to grant an option to purchase 15,000 shares of Common Stock, at a price equal to the initial public offering price, to a member of the Company's Medical Advisory Board upon completion of the Company's initial public offering. At July 15, 1996, 102,361 shares remained available for grant under the Plan.

  No options were exercisable at December 31, 1994. As of December 31, 1995 and June 30, 1996, the exercisable portion of outstanding options was 2,442,100 and 2,686,400, respectively. Stock option activity under the Plan through December 31, 1995 is as follows:

                                                               OPTIONS    PRICE
                                                              ---------  -------
Balance, December 31, 1993...................................       --       --
  Granted....................................................   560,700  $0.0067
  Canceled...................................................    (8,400)
                                                              ---------
Balance, December 31, 1994...................................   552,300  $0.0067
  Granted.................................................... 2,494,200  $0.0067
  Canceled...................................................   (24,600)
                                                              ---------
Balance, December 31, 1995................................... 3,021,900  $0.0067
                                                              =========

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
  In July 1996, the Company adopted the MIM Corporation 1996 Non-Employee Directors Stock Incentive Plan (the "Directors Plan"). The purpose of the Directors Plan is to attract and retain qualified individuals to serve as non-employee directors of the Company ("Outside Directors"), to provide incentives and rewards to such directors and to associate more closely the interests of such directors with those of the Company's stockholders. The Directors Plan provides for the automatic granting of non-qualified stock options to Outside Directors joining the Company since the adoption of the Directors Plan. Each such Outside Director receives an option to purchase 20,000 shares of Common Stock upon his or her initial appointment or election to the Board of Directors. The exercise price of such options is equal to the fair market value of the Common Stock on the date of grant. Options granted under the Directors Plan generally vest over three years. A reserve of 100,000 shares of Common Stock has been established for issuance under the Directors Plan. Options to purchase 40,000 shares of Common Stock are currently outstanding under the Directors Plan at an exercise price equal to the initial public offering price of the shares offered in the Offering.

 Other Stockholder Activities

  Prior to the affiliation of three unrelated individuals with the Company (each of whom became a director of the Company and two of whom also became officers of the Company), the Company primarily was a pharmacy benefit manager providing capitated services to the TennCare Medicaid population of Tennessee. Drawing upon their experience, know-how, contacts and relationships, managerial expertise, contracts under negotiation and strategic understandings and plans relating to the generic drug and health care industries, the Company has determined to pursue a business strategy that emphasizes the promotion and distribution of generic drugs through exclusive contracts with preferred generic drug manufacturers and the marketing of risk sharing pharmacy benefit programs to sponsors of public and private health plans outside of Tennessee. Negotiations are currently proceeding with a number of generic drug manufacturers and plan sponsors. Management believes that combining the interests of these individuals with the interests of the Company has resulted in a business strategy uniquely suited to capitalize on the present and expected conditions in the pharmaceutical and health care industries. Based upon the foregoing, in May 1996 the majority stockholder of the Company granted to these individuals options to purchase an aggregate of 3,600,000 shares of Common Stock owned by him at $0.10 per share. These options are immediately exercisable and have a term of ten years, subject to earlier termination upon a change in control of the Company, as defined. In connection with these options, for the six months ended June 30, 1996 the Company recorded a nonrecurring, noncash charge for compensation expense and a credit to additional paid-in capital of $26,640, representing the difference between the exercise price and the deemed fair market value of the Common Stock at the date of grant. In addition, the majority stockholder granted to one of these individuals an additional option ("additional option") to purchase 1,860,000 shares of Common Stock owned by him at $7.50 per share. The additional option has a term of six years, subject to earlier termination (a) upon a change in control of the Company, as defined, (b) non-renewal of his employment contract, as defined, or (c) voluntary termination of employment prior to May 2001. Although the additional option is immediately exercisable, the majority stockholder will have the right to repurchase from this individual, at a price of $7.50 per share, Common Stock issued upon exercise of the additional option commencing seven months after the occurrence of an event described in (b) or
(c) above, provided that the repurchase option will terminate upon a change in control of the Company, as defined, or to the extent the Company achieves certain levels of consolidated net income in any one fiscal year.

                       MIM CORPORATION AND SUBSIDIARIES

 (INFORMATION AT JUNE 30, 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND
                              1996 IS UNAUDITED)
            (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

NOTE 8--CONCENTRATION OF CREDIT RISK

  The majority of the Company's revenues have been derived from TennCare contracts pursuant to its contract with RxCare. The following table outlines contracts with plan sponsors having revenues which individually exceeded 10% of total revenues during the applicable time period:

                                                                  PLAN SPONSOR
                                                                 ---------------
                                                                  A   B   C   D
                                                                 --- --- --- ---
Year ended December 31, 1994
  % of total revenue............................................ 60% 13% 15% --
  % of total accounts receivable at period end.................. 49%  *   *  --
Year ended December 31, 1995
  % of total revenue............................................ 30%  *   *  45%
  % of total accounts receivable at period end..................  *   *   *  28%
Six months ended June 30, 1995
  % of total revenue............................................ 45% 13% 12% 18%
  % of total accounts receivable at period end.................. 16%  *   *   *
Six months ended June 30, 1996
  % of total revenue............................................ 20% --   *  56%
  % of total accounts receivable at period end..................  *  --   *  36%

- --------
* Less than 10%.

  There were no other contracts representing 10% or more of the Company's total revenue for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996. There were no TennCare contracts in place in 1993. It is possible that the State of Tennessee or the Federal government could require modifications to the TennCare program. The Company is unable to predict the effect of any such future changes to the TennCare program.

NOTE 9--PROFIT SHARING PLAN

  The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The Company may make a discretionary match. The Company made no matching contributions during the period from inception (June 22, 1993) through December 31, 1993, the years ended December 31, 1994 and 1995 or the six months ended June 30, 1996.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Additional Information...................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  20
Management...............................................................  30
Certain Transactions.....................................................  36
Principal Stockholders...................................................  40
Description of Capital Stock.............................................  41
Shares Eligible for Future Sale..........................................  42
Underwriting.............................................................  44
Legal Matters............................................................  45
Experts..................................................................  45
Index to Consolidated Financial Statements............................... F-1

                                ---------------

 UNTIL         , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,000,000 SHARES

                                    [LOGO]

                                MIM CORPORATION

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS

                                ---------------

                            PAINEWEBBER INCORPORATED

                            DILLON, READ & CO. INC.

                                ---------------

                                      , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

   EXHIBIT
    NUMBER                              DESCRIPTION
   --------                             -----------
    1       Form of Underwriting Agreement
   10.23(a) Amendment No. 1 dated July 29, 1996 to Stock Option Agreement II between E. David Corvese and John H. Klein dated as of May 30,
             1996
   10.24(a) Amendment No. 1 dated July 29, 1996 to Repurchase Agreement between
             E. David Corvese and John H. Klein dated as of May 30, 1996
   10.30    Registration Rights Agreement-I dated July 29, 1996 between MIM
             Corporation and John H. Klein, Richard H. Friedman, Leslie B. Dan-
             iels, E. David Corvese and MIM Holdings, LLC
   10.31    Registration Rights Agreement-II dated July 29, 1996 between MIM
             Corporation and John H. Klein, Richard H. Friedman and Leslie B.
             Daniels
   10.32    Registration Rights Agreement-III dated July 29, 1996 between MIM
             Corporation and John H. Klein and E. David Corvese
   23.1     Consent of Arthur Andersen LLP


  (B) FINANCIAL STATEMENT SCHEDULES.

    The following financial statement schedule of the Company is furnished at the indicated page:

        Report of Independent Public Accountants (Page S-1)
        Schedule II--Valuation and Qualifying Accounts (Page S-2)

    All other schedules not listed are omitted because of the absence of conditions under which they are required.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN PEARL RIVER, NEW YORK ON JULY 30, 1996.

                                          MIM CORPORATION

                                                  /s/ Richard H. Friedman
                                          By: _________________________________
                                                 RICHARD H. FRIEDMAN CHIEF
                                                     OPERATING OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 HAS BEEN SIGNED BY THE FOLLOWING PERSONS, IN THE CAPACITIES INDICATED, ON THE 30TH DAY OF JULY, 1996.

              SIGNATURE                                    TITLE

          /s/ John H. Klein                  Chairman of the Board, Chief
- -------------------------------------         Executive Officer and Director
            JOHN H. KLEIN                     (Principal Executive Officer)

       /s/ Richard H. Friedman               Chief Financial Officer, Chief
- -------------------------------------         Operating Officer, Treasurer and
         RICHARD H. FRIEDMAN                  Director (Principal Financial
                                              and Accounting Officer)

          E. David Corvese*                  Vice Chairman of the Board and
- -------------------------------------         Director
          E. DAVID CORVESE

          Todd R. Palmieri*                  Executive Vice President--
- -------------------------------------         Business Development and
          TODD R. PALMIERI                    Director

         Leslie B. Daniels*                  Director
- -------------------------------------
          LESLIE B. DANIELS

           Louis A. Luzzi*                   Director
- -------------------------------------
           LOUIS A. LUZZI

          Scott R. Yablon*                   Director
- -------------------------------------
           SCOTT R. YABLON

- --------

* RICHARD H. FRIEDMAN, PURSUANT TO A POWER OF ATTORNEY EXECUTED BY EACH OF THE DIRECTORS AND OFFICERS NOTED ABOVE AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS EXHIBIT 24 TO THIS REGISTRATION STATEMENT, BY SIGNING HIS NAME HERETO, DOES HEREBY SIGN AND EXECUTE THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON BEHALF OF EACH OF THE PERSONS NOTED ABOVE, IN THE CAPACITIES INDICATED, AND DOES HEREBY SIGN AND EXECUTE THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON HIS OWN BEHALF, IN THE CAPACITIES INDICATED.

                                                  /s/ Richard H. Friedman
                                          _____________________________________
                                                    RICHARD H. FRIEDMAN

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

To MIM Corporation and Subsidiaries:

  We have audited in accordance with generally accepted auditing standards the 1993, 1994 and 1995 financial statements of MIM Corporation and Subsidiaries included in this Registration Statement and have issued our report thereon dated April 10, 1996 (except with respect to the matter discussed in Note 1, as to which the date is May 24, 1996), which includes an explanatory paragraph that describes the ability of the Company to continue as a going concern discussed in Note 1 to the consolidated financial statements. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) of this Registration Statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 1994 and 1995 and for the period from inception (June 22, 1993) through December 31, 1993 and for the years ended December 31, 1994 and 1995, and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Roseland, New Jersey
April 10, 1996

                        MIM CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
 FOR THE PERIOD FROM INCEPTION (JUNE 22, 1993) THROUGH DECEMBER 31, 1993 ANDFOR
                   THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                 (IN THOUSANDS)

                                       BALANCE AT CHARGED TO         BALANCE AT
                                       BEGINNING  COSTS AND   OTHER     END
                                       OF PERIOD   EXPENSES  CHARGES OF PERIOD
                                       ---------- ---------- ------- ----------
Period from inception (June 22, 1993)
 through December 31, 1993
  Accounts receivable................     $  0      $    0     $ 0     $    0
  Accounts receivable, other.........     $  0      $    0     $ 0     $    0
                                          ====      ======     ===     ======
Year ended December 31, 1994
  Accounts receivable................     $  0      $  340     $ 0     $  340
  Accounts receivable, other.........     $  0      $    0     $ 0     $    0
                                          ====      ======     ===     ======
Year ended December 31, 1995
  Accounts receivable................     $340      $   20     $ 0     $  360
  Accounts receivable, other.........     $  0      $1,957     $ 0     $1,957
                                          ====      ======     ===     ======

                               INDEX TO EXHIBITS

   EXHIBIT
    NUMBER  DESCRIPTION
   -------- -----------
    1       Form of Underwriting Agreement
   10.23(a) Amendment No. 1 dated July 29, 1996 to Stock Option Agreement
             II between E. David Corvese and John H. Klein dated as of
             May 30, 1996
   10.24(a) Amendment No. 1 dated July 29, 1996 to Repurchase Agreement between E. David Corvese and John H. Klein dated as of May
             30, 1996
   10.30    Registration Rights Agreement-I dated July 29, 1996 between
             MIM Corporation and John H. Klein, Richard H. Friedman, Les-
             lie B. Daniels, E. David Corvese and MIM Holdings, LLC
   10.31    Registration Rights Agreement-II dated July 29, 1996 between
             MIM Corporation and John H. Klein, Richard H. Friedman and
             Leslie B. Daniels
   10.32    Registration Rights Agreement-III dated July 29, 1996 between
             MIM Corporation and John H. Klein and E. David Corvese
   23.1     Consent of Arthur Andersen LLP